Filed Pursuant to Rule 424(b)(3)
Registration No. 333-113759

Prospectus Supplement No. 2
(to Prospectus dated March 31, 2004,
as supplemented by Prospectus Supplement No. 1 dated May 11, 2004)

     This Prospectus Supplement No. 2 supplements and amends the Prospectus dated March 31, 2004, as amended and supplemented by Prospectus Supplement No. 1 thereto dated May 11, 2004 (as so amended and supplemented, the “Prospectus”), relating to the resale of shares of common stock, par value $.01 per share, of Verso Technologies, Inc. You should read this Prospectus Supplement No. 2 in conjunction with the Prospectus.

     Attached hereto and incorporated by reference herein is Verso’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 25, 2004. This Prospectus Supplement No. 2 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus.

     The Prospectus, together with this Prospectus Supplement No. 2, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to the offers and sales of the Verso common stock offered hereby.

     The Verso common stock is listed on the Nasdaq SmallCap Market under the symbol “VRSO.” The last reported sale price of the Verso common stock as reported on the Nasdaq SmallCap Market on May 25, 2004 was $1.40.

     See the section of the Prospectus titled “Risk Factors” for certain factors relating to an investment in the shares of Verso common stock offered hereby.

     Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of the Verso common stock offered hereby or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 2. Any representation to the contrary is a criminal offense.

     The date of this Prospectus Supplement No. 2 is May 26, 2004.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):   May 25, 2004     (May 25, 2004)

Verso Technologies, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	0-22190	41-1484525

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 Galleria Parkway, Suite 300, Atlanta, Georgia		30339

(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:     (678) 589-3500

     Explanatory Note: During the quarter ended March 31, 2004, Verso Technologies, Inc., a Minnesota corporation (the “Company”), reorganized its existing, ongoing business segments in order to better reflect how the business of the Company operates and how management views, and makes decisions concerning the business on a current and go-forward basis. This reorganization reflects three segments, the Advanced Applications Services Group, the Enterprise Solutions Group and the Carrier Solutions Group. This was a result of the consolidation of the Enterprise product group into a single business unit or segment separate from the Advanced Applications Services Group to leverage research and development, maintenance, support and overall management. The Advanced Applications Services Group had previously been included in the Enterprise Solutions Group. The Advanced Applications Services Group provides outsourced technical applications services and application installation and training to outside customers, as well as customers of the Company’s Enterprise Solutions Group and the Carrier Solutions Group segments. Consequently, the Company is filing this Current Report on Form 8-K to modify its previous disclosure of (i) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2003, 2002 and 2001 to the extent such discussion and analysis relates to segments and (ii) Note 15 set forth in the notes to the Company’s audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001.

Item 5.	Other Events and Required FD Disclosure.

     Attached hereto as Exhibit 99.1 and incorporated herein by reference are the (i) Report of Independent Registered Public Accounting Firm and (ii) consolidated balance sheets of the Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2003, 2002 and 2001, along with the notes thereto. Note 15 to these consolidated financial statements has been modified from the notes previously filed with the Securities and Exchange Commission (“SEC”) to reflect the basis of presentation resulting from the change in the Company’s reporting segments in the first quarter of 2004.

     Attached hereto as Exhibit 99.2 and incorporated herein by reference is the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2003, 2002 and 2001 (the “MD&A”), which has been modified from the MD&A that the Company previously filed with the SEC to reflect the basis of presentation resulting from the change in the Company’s reporting segments in the first quarter of 2004 as if it had occurred on January 1, 2001.

Item 7.	Financial Statements, Pro Forma Financial Information and Exhibits.

     (a) – (b) Financial Statements and Pro Forma Financial Information. None.

     (c) Exhibits.

23.1	Consent of KPMG LLP.

99.1	Report of Independent Registered Public Accounting Firm, consolidated balance sheets of the Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2003, 2002 and 2001, along with the notes thereto.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2003, 2002 and 2001.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

VERSO TECHNOLOGIES, INC.
By:	/s/ Juliet M. Reising
Juliet M. Reising, Chief Financial Officer
and Executive Vice President

Dated: May 25, 2004

EXHIBIT INDEX

23.1	Consent of KPMG LLP.

99.1	Report of Independent Registered Public Accounting Firm, consolidated balance sheets of the Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2003, 2002 and 2001, along with the notes thereto.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2003, 2002 and 2001.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Verso Technologies, Inc.

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-74258, 333-74264, 333-59372, 333-92337, 333-85107, 333-80501, and 333-26015) of Verso Technologies, Inc. of our report dated February 27, 2004, with respect to the consolidated balance sheets of Verso Technologies, Inc. and subsidiaries (“the Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003 and the related financial statement schedule which reports appear in the Company’s Form 8-K filed on May 24, 2004.

As discussed in Note 2 to the consolidated financial statements, effective July 1, 2001, Verso Technologies, Inc. and subsidiaries adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and certain provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” as required for goodwill and other intangible assets resulting from business combinations consummated after June 30, 2001, and fully adopted all provisions effective January 1, 2002.

Atlanta, Georgia
May 24, 2004

Exhibit 99.1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

      The following Consolidated Financial Statements, Financial Statement Schedule and Report of Independent Registered Public Accounting Firm are included herein on the pages indicated:

Report of Independent Registered Public Accounting Firm

The Board of Directors

Verso Technologies, Inc.:

      We have audited the accompanying consolidated balance sheets of Verso Technologies, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Verso Technologies, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 2 to the consolidated financial statements, effective July 1, 2001, Verso Technologies, Inc. and subsidiaries adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and certain provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” as required for goodwill and other intangible assets resulting from business combinations consummated after June 30, 2001, and fully adopted all provisions effective January 1, 2002.

/s/ KPMG LLP

Atlanta, Georgia

February 27, 2004

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,	December 31,
	2003	2002

ASSETS:
Current assets:
Cash and cash equivalents	$7,654	$1,294
Restricted cash	2,290	300
Accounts receivable, net of allowance for doubtful accounts of $1,995 and $1,853, respectively	13,620	10,909
Inventories	8,727	4,733
Other current assets	1,003	681

Total current assets	33,294	17,917
Property and equipment, net of accumulated depreciation and amortization of $7,907 and $4,893, respectively	5,749	4,962
Investment	673	600
Other intangibles, net of accumulated amortization of $2,145 and $828, respectively	7,308	3,671
Goodwill	16,228	12,685

Total assets	$63,252	$39,835

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Line of credit	$—	$800
Accounts payable	4,418	1,993
Accrued compensation	1,564	1,586
Accrued expenses	3,007	4,473
Current portion of notes payable	347	—
Current portion of accrued costs of MCK acquisition	4,464	—
Current portion of liabilities of discontinued operations	1,039	1,829
Unearned revenue and customer deposits	5,718	5,387

Total current liabilities	20,557	16,068
Liabilities of discontinued operations, net of current portion	834	1,302
Other long-term liabilities	1,637	1,128
Notes payable, net of current portion	2,652	—
Convertible subordinated debentures	3,979	3,703

Total liabilities	29,659	22,201

Shareholders’ equity:
Preferred stock, no par value, 1,000,000 shares authorized; 780,000 shares issued and none outstanding	—	—
Common stock, $.01 par value, 200,000,000 shares authorized; 122,781,117 and 89,077,846 shares issued and outstanding	1,228	891
Additional paid-in capital	306,293	275,040
Stock payable	130	—
Notes receivable from shareholders	—	(1,623)
Accumulated deficit	(273,144)	(254,857)
Deferred compensation	(1,012)	(1,797)
Accumulated other comprehensive income (loss) — foreign currency translation	98	(20)

Total shareholders’ equity	33,593	17,634

Commitments and contingencies (Notes 6, 7, 10, 14, 16 and 17)
Total liabilities and shareholders’ equity	$63,252	$39,835

The accompanying notes are an integral part of these consolidated financial statements.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)

	For the Years Ended December 31,

	2003	2002	2001

Revenue:
Products	$36,359	$22,983	$14,367
Services	23,139	21,815	15,532

Total revenue	59,498	44,798	29,899
Cost of revenue:
Products	15,588	8,141	5,762
Services	11,136	10,308	9,050

Total cost of revenue	26,724	18,449	14,812
Gross profit:
Products	20,771	14,842	8,605
Services	12,003	11,507	6,482

Total gross profit	32,774	26,349	15,087
Operating expenses:
General and administrative	14,340	11,151	12,207
Sales and marketing	9,642	6,835	3,307
Research and development	9,630	5,874	2,755
Depreciation and amortization of property and equipment	2,900	2,730	2,160
Amortization of intangibles	1,317	592	1,511
Amortization of deferred stock compensation, related to general and administrative	780	1,173	1,766
Write-down of goodwill	10,930	—	—
Reorganization costs	425	324	—

Total operating expenses	49,964	28,679	23,706

Operating loss from continuing operations	(17,190)	(2,330)	(8,619)

Other income (expense), net:
Other income (expense)	338	881	(1,437)
Equity in income (loss) of investment	73	(5)	—
Interest expense, net	(1,508)	(1,141)	(1,361)

Other income (expense), net	(1,097)	(265)	(2,798)

Loss from continuing operations before income taxes	(18,287)	(2,595)	(11,417)
Income tax benefit (expense)	—	200	(100)

Loss from continuing operations	(18,287)	(2,395)	(11,517)

Discontinued operations:
Loss from discontinued operations	—	(331)	(135,598)
Loss on disposal of discontinued operations	—	—	(500)

Total loss from discontinued operations	—	(331)	(136,098)

Net loss	$(18,287)	$(2,726)	$(147,615)

Net loss per common share — basic and diluted:
Loss from continuing operations	$(0.18)	$(0.03)	$(0.21)
Loss from discontinued operations	—	—	(2.49)
Loss on disposal of discontinued operations	—	—	(0.01)

Net loss per common share — basic and diluted	$(0.18)	$(0.03)	$(2.71)

Weighted average shares outstanding — basic and diluted	99,134,790	80,533,324	54,431,651

The accompanying notes are an integral part of these consolidated financial statements.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands, except share data)

					Notes
	Common Stock		Additional		Receivable			Foreign
			Paid-in	Stock	from	Accumulated	Deferred	Currency
	Shares	Amount	Capital	Payable	Shareholders	Deficit	Compensation	Translation	Total

BALANCES, December 31, 2000	49,615,133	$496	$249,340	$—	$(667)	$(104,516)	$(6,277)	$—	$138,376
Comprehensive loss:
Net loss	—	—	—	—	—	(147,615)	—	—	(147,615)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(15)	(15)

Comprehensive loss									(147,630)
Issuance of common stock and replacement awards of common stock options in Telemate.Net Software, Inc. acquisition	24,758,070	248	18,234	—	(947)	—	(131)	—	17,404
Issuance of common stock options in NACT Telecommunications, Inc. acquisition	—	—	625	—	—	—	—	—	625
Amortization of deferred compensation	—	—	—	—	—	—	2,033	—	2,033
Exercise of stock options	1,090,582	11	642	—	—	—	—	—	653
Issuance of stock through Employee Stock Purchase Plan	211,965	2	199	—	—	—	—	—	201
Reduction of deferred compensation due to forfeitures	—	—	(1,209)	—	—	—	1,209	—	—
Accrued interest on notes receivable from shareholders	—	—	—	—	(6)	—	—	—	(6)
Shares issued in exchange for convertible debentures	1,918,675	19	2,266						2,285
Warrants issued in conjunction with convertible debentures	—	—	977	—	—	—	—	—	977
Shares issued in exchange for services	11,429	—	19	—	—	—	—	—	19
Warrants issued in exchange for services	—	—	219	—	—	—	—	—	219
Issuance of common stock and compensatory options in reorganization	13,800	—	150	—	—	—	—	—	150

BALANCES, December 31, 2001	77,619,654	$776	$271,462	$—	$(1,620)	$(252,131)	$(3,166)	$(15)	$15,306
Comprehensive loss:
Net loss	—	—	—	—	—	(2,726)	—	—	(2,726)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(5)	(5)

Comprehensive loss									(2,731)
Amortization of deferred compensation	—	—	—	—	—	—	1,173	—	1,173
Exercise of stock options	847,082	9	9	—	—	—	—	—	18
Issuance of stock through Employee Stock Purchase Plan	290,171	3	119	—	—	—	—	—	122
Reduction of deferred compensation due to forfeitures	—	—	(196)	—	—	—	196	—	—
Accrued interest on notes receivable from shareholders	—	—	—	—	(27)	—	—	—	(27)
Issuance of compensatory options in reorganization	—	—	88	—	—	—	—	—	88
Issuance of shares and warrants in private placement, net of associated fees	9,646,302	96	2,889	—	—	—	—	—	2,985
Shares issued in litigation settlement	588,430	6	431	—	—	—	—	—	437
Shares issued in lieu of compensation	86,207	1	27	—	—	—	—	—	28
Warrants issued in connection with credit facility	—	—	211	—	—	—	—	—	211
Payment received on notes receivable from shareholders	—	—	—	—	24	—	—	—	24

BALANCES, December 31, 2002	89,077,846	$891	$275,040	$—	$(1,623)	$(254,857)	$(1,797)	$(20)	$17,634
Comprehensive loss:
Net loss	—	—	—	—	—	(18,287)	—	—	(18,287)
Foreign currency translation adjustment	—	—	—	—	—	—	—	118	118

Comprehensive loss									(18,169)
Amortization of deferred compensation	—	—	—	—	—	—	780	—	780
Exercise of stock options and warrants	14,708,688	147	6,439	—	—	—	—	—	6,586
Reduction of deferred compensation due to forfeitures	—	—	(5)	—	—	—	5	—	—
Issuance of common stock in MCK Communications, Inc. acquisition	18,278,423	183	23,947						24,130
Acceleration of compensatory options in reorganization	—	—	219	—	45	—	—	—	264
Shares issued in employee stock purchase plan	166,160	2	166	—	—	—	—	—	168
Shares issued in litigation settlement	550,000	5	259	—	—	—	—	—	264
Warrants issued in connection with credit facility	—	—	119	—	—	—	—	—	119
Stock payable for consulting services				130					130
Accrued interest on notes receivable from shareholders	—	—	—	—	(84)	—	—	—	(84)
Payment received on notes receivable from shareholders	—	—	109	—	1,662	—	—	—	1,771

BALANCES, December 31, 2003	122,781,117	$1,228	$306,293	$130	$—	$(273,144)	$(1,012)	$98	$33,593

The accompanying notes are an integral part of these consolidated financial statements.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share data)

	For the Years Ended December 31,

	2003	2002	2001

Operating Activities:
Continuing operations:
Net loss from continuing operations	$(18,287)	$(2,395)	$(11,517)
Adjustments to reconcile net loss from continuing operations to net cash used in continuing operating activities:
Gain on early retirement of debt	—	(350)	—
Loss on debt conversion	—	—	1,640
Equity in (income) loss of investment	(73)	5	—
Writedown of goodwill	10,930	—	—
Depreciation and amortization of property and equipment	2,900	2,730	2,160
Amortization of intangibles	1,317	592	1,511
Amortization of deferred compensation	780	1,173	1,766
Provision for doubtful accounts	2,505	1,760	1,516
Amortization of loan fees and discount on convertible subordinated debentures	561	601	606
Other	(77)	73	(22)
Changes in current operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(1,454)	(3,403)	(3,676)
Inventories	1,894	(913)	1,238
Other current assets	548	308	1,060
Accounts payable	1,814	369	(1,178)
Accrued compensation	(149)	(1,492)	794
Accrued expenses	(3,072)	(2,187)	(821)
Unearned revenue and customer deposits	(673)	(396)	(1,838)

Net cash used in continuing operating activities	(536)	(3,525)	(6,761)

Discontinued operations:
Loss from discontinued operations	—	(331)	(136,098)
Estimated loss on disposal of discontinued operations	—	—	500
Adjustment to reconcile loss from discontinued operations to net cash used in discontinued operating activities	(922)	(775)	129,797

Net cash used in discontinued operating activities	(922)	(1,106)	(5,801)

Net cash used in operating activities	(1,458)	(4,631)	(12,562)

Investing Activities:
Continuing operations:
Net cash provided by (used in) investing activities for continuing operations —
Purchases of property and equipment	(1,481)	(889)	(1,429)
Purchased software development	(533)	(348)	(48)
Decrease in restricted cash	88	—	—
Investment in Shanghai BeTrue Infotech Co. Ltd.	—	(605)
Acquisition of MCK Communications, Inc., net of cash acquired	9,345	—	—
Acquisition of certain assets of Clarent Corporation, net of cash acquired	(906)	—	—
Acquisition of NACT Telecommunications, Inc., net of cash acquired	—	—	(12,074)
Acquisition of Telemate.Net Software, Inc., net of cash acquired	—	—	3,327

Net cash provided by (used in) investing activities for continuing operations	6,513	(1,842)	(10,224)

Discontinued operations — net proceeds from sale of discontinued operations	—	—	8,122

Net cash provided by (used in) investing activities	6,513	(1,842)	(2,102)

Net cash provided by (used in) operating and investing activities, carried forward	5,055	(6,473)	(14,664)

The accompanying notes are an integral part of these consolidated financial statements.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(In thousands, except share data)

	For the Years Ended December 31,

	2003	2002	2001

Net cash provided by (used in) operating and investing activities, carried forward	5,055	(6,473)	(14,664)

Financing Activities:
Net borrowings (payments) on line of credit	(800)	800	—
Payments of notes payable	(6,450)	—	—
Payments on long-term debt	—	(3,900)	—
Payments on convertible subordinated debentures	—	—	(4,500)
Proceeds from private placement, net	—	2,985	—
Proceeds from issuances of common stock in connection with the exercise of options and warrants, net	6,754	408	755
Proceeds from issuance of redeemable preferred stock	—	—	15,000
Proceeds from repayments of notes receivable by shareholders	1,771	24	—

Net cash provided by financing activities	1,275	317	11,255

Effect of exchange rate changes on cash	30	5	(1)

Increase (decrease) in cash and cash equivalents	6,360	(6,151)	(3,410)
Cash and cash equivalents at beginning of year	1,294	7,445	10,855

Cash and cash equivalents at end of year	$7,654	$1,294	$7,445

Supplemental disclosure of cash flow information:
Cash payments during the years for:
Interest	$814	$395	$170

Income taxes	$16	$47	$101

Non-cash investing and financing activities
Common stock consideration for acquisitions:
MCK Communications, Inc. — issuance of 18,278,423 shares of common stock	$24,130	$—	$—
Telemate.Net Software, Inc. — issuance of 24,758,070 shares and assumption of 5,420,206 stock options	—	—	17,404
NACT Telecommunications, Inc. — issuance of 1,395,089 stock options	—	—	625
Additional payments accrued for the acquisition of Encore Group	—	2,403	—
Common stock and compensatory options issued in reorganization	264	88	150
Common stock issued in exchange for convertible subordinated debentures	—	—	2,285
Warrants issued in conjunction with convertible subordinated debentures	—	—	977
Issuance of common stock in arbitration settlement	264	437	—
Issuance of warrants in exchange for services	119	211	219
Issuance of common stock in exchange for services	—	28	19
Assets acquired and liabilities assumed in conjunction with business acquisitions:
Fair value of assets acquired, excluding cash and restricted cash	20,695	—	27,909
Liabilities assumed	8,931	—	10,705
Notes payable for acquisition of certain assets of Clarent Corporation	$9,339	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Business and Basis of Presentation

      Verso Technologies, Inc. and subsidiaries (the “Company”) is a communications technology and solutions provider for communications service providers and enterprises seeking to implement application-based telephony services, Internet usage management tools and outsourced customer support services. The Company’s continuing operations include three separate business segments, the Carrier Solutions Group, which includes the Company’s Clarent softswitching division and the Company’s subsidiary NACT Telecommunications, Inc. (“NACT”), the Enterprise Solutions Group, which includes the Company’s Clarent Netperformer division, the Company’s subsidiaries Telemate.Net Software, Inc. (“Telemate.Net”) and MCK Communications, Inc. (“MCK”) and the Advanced Applications Services Group, which includes the Company’s technical applications support group which was previously included as part of the Enterprise Solutions Group. The Carrier Solutions Group includes domestic and international sales of hardware and software, integration, applications and technical training and support. The Enterprise Solutions Group offers hardware-based solutions (which include software) for companies seeking to build private, packet-based voice and data networks. Additionally, the Enterprise Solutions Group offers software-based solutions for Internet access and usage management that include call accounting and usage reporting for Internet protocol network devices. The Advanced Applications Services Group includes outsourced technical application services and application installation and training services to outside customers, as well as customers of the Company’s Carrier Solutions Group and Enterprise Solutions Group segments. The Company acquired MCK in September 2003, substantially all the business assets of Clarent Corporation (“Clarent”) in February 2003, NACT in July 2001 and Telemate.Net in November 2001. The Company’s discontinued operations include the Company’s value-added reseller business and associated consulting practice (“legacy VAR business”) and the Company’s hospitality services group (“HSG”), all of which were inactive by the end of the first quarter of 2002.

      The consolidated financial statements include the accounts of Verso Technologies, Inc. and its wholly-owned subsidiaries, including MCK, Telemate.Net, NACT, Clarent Canada Ltd, MessageClick, Inc. (“MessageClick”) and Cereus Technology Partners, Inc. and subsidiaries (“Cereus”). These acquisitions were all accounted for as purchases (see Note 3). Cereus is included in discontinued operations.

      Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation. Most notably, the extraordinary items of gain on early retirement of debt of $350,000 in 2002 and loss from debt conversion of $1.6 million in 2001 have been reclassified as other income (expense) in 2002 and 2001, respectively, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections”, which eliminated the requirement to report gains and losses related to extinguishment of debt as extraordinary items. The reclassifications had no effect on previously reported net loss.

2.     Summary of Significant Accounting Policies and Practices

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Investments in joint ventures, where the Company does not exercise control, are accounted for on the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation

Use of Estimates

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     Summary of Significant Accounting Policies and Practices — (Continued)

Revenue Recognition

      The Company recognizes revenue when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured. The determination of whether the collectibility is reasonably assured is based upon an assessment of the creditworthiness of the customers. In instances where the collection of a receivable is not reasonably assured, the revenue and related costs are deferred.

      Deferred revenue generally represents amounts collected for which revenue has not yet been recognized. It is principally comprised of deferred maintenance revenue.

      The Company recognizes revenue in accordance with Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements” (“SAB No. 101”) as updated by Staff Accounting Bulletin No. 104 and in accordance with Emerging Issues Task Force (“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables”, Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition” (“SOP No. 97-2”) and SOP No. 98-9, “Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”).

      SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on the evidence that is specific to the vendor. License revenue allocated to software products generally is recognized upon delivery of the products or deferred and recognized in future periods to the extent that an arrangement includes one or more elements to be delivered at a future date and for which fair values have not been established. Revenue allocated to maintenance is recognized ratably over the maintenance term which is typically twelve months and revenue allocated to training and other service elements, such as implementation and training, are recognized as the services are performed.

      Under SOP No. 98-9 if evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and recognized as revenue.

      Certain distribution partners have the right to return a contractual percentage of sales. For sales to these partners, the Company defers revenue subject to return until such rights have expired. Certain of MCK’s contractual arrangements contain price protection provisions whereby the Company is obligated to provide refunds or credits for any decrease in unit prices of product in MCK’s customer’s inventory. The Company routinely analyzes and establishes, as necessary, reserves at the time of shipment for product returns and allowances and warranty costs.

Cash Equivalents

      The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2003 and 2002 of approximately $6.5 million and $575,000, respectively, consist primarily of money market investments, which are recorded at cost, which approximates market.

      The Company has $2.3 million and $300,000 of restricted cash at December 31, 2003 and 2002, respectively. At December 31, 2003, the restricted cash is comprised of an investment pledged as security for a letter of credit related to a property lease and a foreign cash account. The restriction related to the letter of credit was removed in January 2004, when the letter of credit was included under the Company’s current credit facility and, at that time, restricted cash was reduced by $2.1 million. At December 31, 2002, the restricted cash is comprised of a foreign cash account.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     Summary of Significant Accounting Policies and Practices — (Continued)

Allowance or Doubtful Accounts

      The Company is required to estimate the collectibility of its trade receivables. Considerable judgment is required in assessing the ultimate realization of these receivables including the creditworthiness of each customer. Significant changes in required reserves have been recorded in recent periods and may occur in the future due to the current telecommunications and general economic environments. The Company determines the allowance for doubtful accounts based on a specific review of outstanding customer balances plus a general reserve based on the aging of customer accounts and write-off history.

Credit, Customer and Vendor Concentrations

      The Company’s accounts receivable potentially subjects the Company to credit risk. While the Company has purchase-money-security-interests in its equipment sold on credit terms and generally prepares and files UCC financing statements with respect thereto, the Company does not seek to perfect or claim a security interest in small dollar value equipment sales and services. As of December 31, 2003, the Company’s Carrier Solutions Group had one customer that accounted for 10% of the Company’s gross accounts receivable and another customer that accounted for 20% of the Company’s gross accounts receivable. During the year ended December 31, 2003, one customer from the Company’s Advanced Applications Services Group accounted for 11% of the Company’s total revenue.

      As of December 31, 2002, one customer of the Company’s Carrier Solutions Group accounted for 27% of the Company’s gross accounts receivable. During the year ended December 31, 2002, one customer from the Company’s Carrier Solutions Group accounted for 12% of the Company’s total revenue and one customer from the Company’s Advanced Applications Services Group accounted for 15% of the Company’s total revenue.

      As of December 31, 2001, the Company’s Carrier Solutions Group had one customer that accounted for 12% of the Company’s gross accounts receivable and another customer that accounted for 15% of the Company’s gross accounts receivable. During the year ended December 31, 2001, one customer from the Company’s Advanced Applications Services Group accounted for 24% of the Company’s total revenue.

Inventories

      Inventories consist primarily of purchased electronic components, and are stated at the lower of cost or market. Cost is determined by using the first-in, first-out method.

      Inventories as of December 31, 2003 and 2002, are comprised of the following (in thousands):

	December 31,

	2003	2002

Raw materials	$5,610	$1,566
Work in process	1,028	2,380
Finished goods	2,089	787

Total inventories	$8,727	$4,733

Property and Equipment

      Property and equipment, consisting principally of computer equipment, are stated at cost or if acquired through a business acquisition then at fair value. Depreciation is computed using the straight-line method over estimated useful lives, ranging from three to ten years. Upon retirement or disposal of furniture and

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     Summary of Significant Accounting Policies and Practices — (Continued)

equipment, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in operating income. Maintenance and repairs are charged to expense as incurred.

      Property and equipment are summarized as follows (in thousands):

	December 31,

	2003	2002

Computers and equipment	$8,141	$5,205
Purchased software	1,728	1,252
Furniture and fixtures	1,182	1,082
Leasehold improvements	2,605	2,316

	13,656	9,855
Less accumulated depreciation and amortization	(7,907)	(4,893)

Net property and equipment	$5,749	$4,962

Purchased software represents the cost of purchased integration software tools and the cost of internal use software acquired in connection with business combinations. It also includes the cost of licenses to use, embed and sell software tools developed by others. These costs are being amortized ratably based on the projected revenue associated with these purchased or licensed tools and products or based on the straight-line method over three years, whichever method results in a higher level of annual amortization. Amortization expense related to purchased software amounted to approximately $470,000, $433,000 and $193,000 in 2003, 2002 and 2001, respectively. Accumulated amortization related to purchased software totaled approximately $1.2 million and $708,000 at December 31, 2003 and 2002, respectively.

Capitalized Software

      The Company’s capitalized software consists of purchased software for internal use, which is included in property and equipment, and purchased software used in the Company’s research and development efforts, which is included in intangibles. Any internal software development costs incurred after establishing technological feasibility are immaterial and are charged to operations as research and development costs.

Goodwill and Other Intangibles

      Intangible assets represent the excess of cost over the fair value of net tangible assets acquired and identified other intangible assets which consist of purchased software development, channels of distribution, strategic licenses, current technology and a customer relationship. Purchased software development is amortized on a straight-line basis over an estimated useful life of three years once the projects are placed in service. The channels of distribution, strategic licenses and current technology are amortized on a straight-line basis over their estimated useful life of three years. The customer relationship is amortized on a straight-line basis over its estimated useful life of ten years. Goodwill associated with acquisitions is not being amortized in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142”).

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     Summary of Significant Accounting Policies and Practices — (Continued)

      Goodwill and other intangible assets consist of the following (in thousands):

		December 31,
	Amortization
	Period in months	2003	2002

Intangibles subject to amortization:
Purchased software development	36 months	$2,629	$2,096
Channels of distribution	36 months	900	—
Strategic licenses	36 months	1,800	—
Current technology	36 months	1,721	—
Customer relationship	120 months	2,403	2,403

Weighted average months	57 months	9,453	4,499

Accumulated amortization:
Purchased software development		(1,438)	(828)
Channels of distribution		(75)	—
Strategic licenses		(150)	—
Current technology		(242)	—
Customer relationship		(240)	—

Net intangibles subject to amortization		7,308	3,671
Goodwill		16,228	12,685

Total goodwill and other intangibles		$23,536	$16,356

      Goodwill activity is as follows (in thousands):

Balance December 31, 2001	$12,685
No activity	—

Balance December 31, 2002	12,685
Goodwill from MCK acquisition	14,473
Write-down of MCK goodwill	(10,930)

Balance December 31, 2003	$16,228

      Estimated annual amortization expense is as follows (in thousands):

Annual
Amortization

2004	$2,088
2005	1,998
2006	1,513
2007	507
2008	240
Thereafter	962

$7,308

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     Summary of Significant Accounting Policies and Practices — (Continued)

      The Company fully adopted SFAS No. 142 in 2002. Under the provisions of SFAS No. 142, goodwill is no longer subject to amortization effective January 1, 2002. Goodwill amortization expense totaled approximately $1.3 million in 2001. The impact of goodwill amortization on basic and diluted loss per share is as follows (in thousands, except per share amounts):

For the Year Ended
December 31, 2001

Reported net loss	$(147,615)
Add: Goodwill amortization	1,275

Adjusted net loss	$(146,340)

Basic and diluted loss per share:
Reported net loss	$(2.71)
Goodwill amortization	0.02

Adjusted net loss	$(2.69)

Impairment of Long-Lived Assets

      SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company early-adopted SFAS No. 144 effective January 1, 2001.

      In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

      Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

      In April 2003, the Company negotiated the original agreement to purchase MCK in which the MCK stockholders would be entitled to receive approximately 20.0 million shares of the Company’s common stock which was valued at $13.0 million, based on the volume weighted average closing price per share of the Company’s common stock as reported on the Nasdaq SmallCap Market for the 20 trading day period beginning March 19, 2003 and ending April 15, 2003. As part of the original agreement, the Company was to receive $7.5 million in cash. The terms of the agreement were amended on June 13, 2003. Under the amended terms, MCK stockholders were entitled to receive approximately 18.3 million shares of the Company’s common stock and the cash MCK was required to have at the closing of the merger was reduced from $7.5 million to approximately $6.4 million. Although the number of shares of the Company’s common stock to be issued in the merger was reduced by the amendment, the amendment changed the measurement date for valuing such shares. As a result of the increase in the price of the Company’s common stock prior to June 13, 2003, the revised valuation for the shares of the Company’s common stock to be issued in the merger increased to $24.1 million. As a result of this increase in value, the goodwill recorded in the merger was

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     Summary of Significant Accounting Policies and Practices — (Continued)

impaired upon closing the merger. The Company completed an impairment analysis in accordance with SFAS No. 142. The impairment analysis was performed by using the average of the discounted cash flow methodology and guideline market multiples methodology. Based upon this analysis, the Company recorded a write-off of approximately $10.9 million during the year ended December 31, 2003.

Warranties

      The Company provides a basic limited warranty for its products for one year with optional pre-paid factory support renewals. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

      Warranty liability activity for the year ended December 31, 2003 is as follows (in thousands):

Balance December 31, 2002	$—
Warranty liability from acquisitions	341
Provision for warranty costs	186
Warranty expenditures	(205)

Balance December 31, 2003	$322

Fair Value of Financial Instruments

      Estimates of fair value of financial instruments are made at a specific point in time, based on relevant market prices and information about the financial instrument. The estimated fair values of financial instruments are not necessarily indicative of the amounts the Company might realize in actual market transactions. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents, accounts receivable, inventories, accrued expenses, accounts payable, unearned revenue and customer deposits: The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Short and long-term debt: The carrying amount of the Company’s borrowings under floating rate debt approximates its fair value. The carrying amount of the Company’s notes payable has been discounted to approximate its fair value in connection with the accounting for the Clarent acquisition. The carrying amount of convertible subordinated debentures under fixed rate debt approximates its fair value because it approximates the Company’s estimated long-term borrowing rate.

At December 31, 2003 and 2002, the carrying amounts of all financial instruments approximate their fair values.

Stock-Based Compensation Plan

      The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB Opinion No. 25”), and related interpretations. As such, compensation expense to be recognized over the related vesting period is generally determined on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”),

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     Summary of Significant Accounting Policies and Practices — (Continued)

permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) and pro forma income (loss) per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123 (See Note 10).

Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Net Loss Per Share

      Basic and diluted net loss per share are computed in accordance with SFAS No. 128, “Earnings Per Share,” using the weighted average number of common shares outstanding. The diluted net loss per share for the twelve-month periods ended December 31, 2003, 2002 and 2001 does not include the effect of the common stock equivalents, calculated by the treasury stock method, as their impact would be antidilutive. Using the treasury stock method, excluded common stock equivalents are as follows:

	2003	2002	2001

Shares issuable under stock options	5,232,642	2,376,136	717,302
Shares issuable pursuant to warrants to purchase common stock	7,056,306	1,641,781	39,323

	12,288,948	4,017,917	756,625

      See Footnotes 9 and 10 for disclosure of all warrants to purchase common stock and shares issuable under stock options.

Comprehensive Income (Loss)

      SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. The statement requires additional disclosures in the consolidated financial statements; it does not affect the Company’s financial position or results of operations. Comprehensive loss has been included in the Consolidated Statements of Shareholders’ Equity for the three-year period ended December 31, 2003.

Segment and Geographic Information

      In accordance with the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the Company has three reportable operating segments, the Carrier Solutions Group, the Enterprise Solutions Group and the Advanced Applications Services Group. Following the acquisition of substantially all the business assets of Clarent in February 2003, the Company began conducting research and development in Canada. International sales of the Company’s products and services continue to originate only from the United States.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     Summary of Significant Accounting Policies and Practices — (Continued)

Accounting Pronouncements Issued, Not Adopted

      In February 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”). The provisions of SFAS No. 150 (see below for additional information) are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before May 31, 2003 and still existing at the beginning of the interim period of adoption.

      FASB Staff Position FAS 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FSP FAS 150-3”), defers the effective date for certain mandatorily redeemable financial instruments issued by a non-SEC registrant and defers the effective date of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests of all entities. The adoption of SFAS No. 150 did not have a material effect on the Company’s financial position or results of operations. Additionally, based on the nature of the Company’s current instruments and interests, the Company does not believe there will be a material effect on the Company’s financial position or results of operations resulting from the adoption of the remaining components of FSP FAS 150-3.

      In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN No. 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN No. 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. Companies are required to apply FIN No. 46R to variable interests in variable interest entities (“VIEs”) created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation is applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN No. 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially are measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN No. 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company is evaluating the impact of applying FIN No. 46R and has not yet completed its analysis.

3.     Mergers and Acquisitions

MCK Communications, Inc.

      On September 26, 2003, to increase capital and to enhance the Company’s ability to provide technology that allows enterprises the ability to migrate to next-generation environments, the Company acquired all of the outstanding capital stock of MCK by means of a subsidiary merger. The fair value of the acquisition cost was approximately $25.1 million, consisting of 18,278,423 shares of the Company’s common stock with a fair value of $24.1 million and acquisition costs of approximately $1.0 million.

      The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded at their fair value at the date of the acquisition.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Mergers and Acquisitions — (Continued)

      The Company has prepared an allocation of the purchase price based on the estimated fair values of acquired assets and liabilities. The Company anticipates the fair value assessments and allocation of the purchase price to be finalized in 2004. Intangible assets relating to channels of distribution, strategic licenses and current technology and total $3.6 million and are being amortized over three years.

      In April 2003, the Company negotiated the original agreement to purchase MCK in which the MCK stockholders would be entitled to receive approximately 20.0 million shares of the Company’s common stock which was valued at $13.0 million, based on the volume weighted average closing price per share of the Company’s common stock as reported on the Nasdaq SmallCap Market for the twenty trading day period beginning March 19, 2003 and ending April 15, 2003. As part of the original agreement, the Company was to receive $7.5 million in cash. The terms of the agreement were amended on June 13, 2003. Under the amended terms, MCK stockholders were entitled to receive approximately 18.3 million shares of the Company’s common stock and the cash MCK was required to have at the closing of the merger was reduced from $7.5 million to approximately $6.4 million. Although the number of shares of the Company’s common stock to be issued in the merger was reduced by the amendment, the amendment changed the measurement date for valuing such shares. As a result of the increase in the price of the Company’s common stock prior to June 13, 2003, the revised valuation for the shares of the Company’s common stock to be issued in the merger increased to $24.1 million. As a result of this increase in value, the goodwill recorded in the merger was impaired upon closing the merger. The Company completed an impairment analysis in accordance with SFAS No. 142. Based upon this analysis, the Company recorded a write-off of goodwill of approximately $10.9 million during the quarter ended September 30, 2003.

Clarent Corporation

      On February 12, 2003, to enhance the Company’s position in the next-generation networking and technology market, the Company acquired substantially all the business assets and certain related liabilities of Clarent. The purchase consideration was approximately $10.8 million, consisting of $9.3 million in discounted seller notes issued by the Company and acquisition costs of approximately $1.5 million. At the closing of the acquisition, the Company issued three promissory notes to Clarent: a $5.0 million secured note due February 13, 2004, which bears interest at 10% per annum, which was paid in full at December 31, 2003; a $1.8 million non-interest bearing unsecured note due February 13, 2004, discounted at 6.25% per annum, of which $1.5 million was paid through December 31, 2003 and the $350,000 balance is due February 12, 2004; and a $3.0 million secured note due February 12, 2008, which bears interest at 5% per annum, discounted at 7.5% per annum. The unamortized discount totaled approximately $350,000 at December 31, 2003. The assets the Company purchased from Clarent secure the secured notes.

      The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded at their fair value at the date of the acquisition. Intangible assets acquired totaling $821,000 primarily consist of current technology and are being amortized over three years.

Telemate.Net Software, Inc.

      On November 16, 2001, to increase capital and add patented communications billing and reporting for next-generation converged Internet protocol and public switched telephone networks to the Company’s product offering, the Company acquired all of the outstanding capital stock of Telemate.Net by means of a subsidiary merger. The merger consideration was approximately $4.1 million, consisting of 24,758,070 shares of the Company’s common stock with a fair value of $16.6 million, assumed options to acquire 5,420,206 shares of the Company’s common stock with exercise prices ranging from $.20 to $5.42 per share (estimated fair value of $1.8 million, using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 128%; expected life — one year; risk-free interest rate —

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Mergers and Acquisitions — (Continued)

3.3%; and expected dividend yield — 0%), deferred compensation of $131,000 (Note 9) and acquisition costs of approximately $2.0 million, reduced by retirement of the Company’s Series B redeemable preferred stock (“Series B Preferred Stock”) of $15.0 million and $438,000 of accrued interest thereon and notes receivable from shareholders assumed of $947,000, which are included in shareholders’ equity.

      The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded at their fair value at the date of the acquisition. The excess of the purchase price over the estimated fair value of net assets acquired totaled approximately $1.1 million and was allocated to goodwill.

      On July 27, 2001, in order to enter the next-generation networking and technology market, the Company acquired from WA Telcom Products Co., Inc. (“WATP”) all of the outstanding capital stock of NACT pursuant to that certain Stock Purchase Agreement, between the Company and WATP, dated as of June 4, 2001, as amended (“the Purchase Agreement”), whereby NACT became a wholly-owned subsidiary of the Company. The purchase consideration was approximately $20.6 million, consisting of a cash payment of $14.2 million at closing funded primarily by the sale by the Company of $15.0 million of Series B Preferred Stock to Telemate.Net, an additional amount payable on March 31, 2002 of up to $5.3 million plus interest at prime, a grant to NACT’s employees of in-the-money non-qualified options to purchase shares of the Company’s common stock with a value of $625,000 and acquisition costs of approximately $500,000.

      On March 29, 2002, the Company entered into a Settlement Agreement and General Release (the “WATP Settlement Agreement”) with WATP which provided for a restructuring of the $5.3 million deferred payment due by the Company to WATP pursuant to the Purchase Agreement. Pursuant to the WATP Settlement Agreement, the Company’s obligation to pay to WATP the deferred payment (the “Deferred Amount”) on the date the Company filed its Annual Report on Form 10-K for the year ended December 31, 2001, was restructured pursuant to the terms and conditions of a Convertible Secured Promissory Note dated April 25, 2002, made by the Company in favor of WATP, in the aggregate principal amount of $4.25 million, together with interest accrued thereon (the “Note”). Pursuant to the WATP Settlement Agreement, the Company paid to WATP $1.5 million on April 1, 2002, which payment was applied to the $1.5 million payment due on April 25, 2002, by the Company to WATP pursuant to the Note. Pursuant to the Note, the Company also paid $500,000 on July 1, 2002 and October 1, 2002. In November 2002, the Company negotiated the early retirement of the remaining $1.75 million plus accrued interest due on the Note. The Company paid $1.4 million plus accrued interest and recognized an extraordinary item — gain on early retirement of debt of $350,000. The WATP Settlement Agreement was approved by the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, which has jurisdiction over WATP’s pending bankruptcy proceeding.

      Furthermore, pursuant to the WATP Settlement Agreement, the Company and WATP released each other from claims against each other arising out of or related to the Purchase Agreement. Management’s estimate of the claims against WATP totaled approximately $1.3 million, which equaled the reduction of the deferred payment and previously accrued interest expense on the deferred payment.

      In accordance with the terms of the definitive stock purchase agreement between the Company and Telemate.Net, on July 27, 2001, Telemate.Net purchased $15.0 million of Series B Preferred Stock to fund the Company’s acquisition of NACT (see Note 9).

      The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded at their fair value at the date of the acquisition. The excess of the purchase price over the estimated fair value of net assets acquired (including identified intangible assets of $1.7 million, which are being amortized over a three-year life) totaled approximately $10.2 million and was allocated to goodwill.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Mergers and Acquisitions — (Continued)

      Prior to the purchase of NACT, the Company became an NACT reseller in the first quarter of 2001. The Company resold NACT gateway solution systems with product revenues for the six months prior to acquisition totaling $2.8 million and cost of product sales of $2.1 million.

Allocation of Purchase Price

	MCK	Clarent	Telemate.Net	NACT

Cash	$10,575	$571	$4,810	$2,538
Restricted cash	2,015	115	—	—
Accounts receivable	1,045	2,717	618	5,233
Inventories	423	5,465	—	4,559
Other current assets	453	613	743	755
Property and equipment	365	1,650	563	2,505
Other intangibles	3,600	821	—	1,700
Goodwill(1)	14,473	—	1,062	10,171
Accounts payable	(508)	(103)	(217)	(726)
Accrued compensation	(195)	(198)	(427)	(769)
Current portion of accrued costs of MCK purchase	(5,810)	—	—
Accrued expenses	(782)	(331)	(1,350)	(49)
Deferred revenue	(524)	(480)	(1,827)	—
Deferred payment on purchase of NACT	—	—	—	(5,340)
Deferred compensation	—	—	131	—

Cost of acquisition	$25,130	$10,840	$4,106	$20,577

(1)	Prior to MCK goodwill write-down of $10.9 million

Pro Forma Effect of MCK, Clarent, Telemate.Net and NACT

      The following unaudited pro forma information presents the results of continuing operations of the Company as if the acquisitions of MCK and Clarent had taken place on January 1, 2002 and the acquisitions of Telemate.Net and NACT had taken place on January 1, 2001 (in thousands, except per share amounts):

	2003(1)	2002(1)	2001

Revenues	$70,325	$92,039	$47,567
Loss from continuing operations	$(16,740)	$(8,838)	$(17,623)
Net loss	$(16,740)	$(9,169)	$(155,362)
Loss from continuing operations per common share - basic and diluted	$(0.15)	$(0.09)	$(0.25)
Net loss per common share — basic and diluted	(0.15)	(0.09)	(2.04)
Weighted average shares outstanding — basic and diluted	112,556	98,812	76,137

(1)	The write-down of goodwill in 2003 for MCK of $10.9 million is excluded from the amounts for 2003 and 2002.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Unconsolidated Affiliates

Shanghai BeTrue Infotech Co., Ltd.

      On October 1, 2002, the Company acquired a 51% interest in Shanghai BeTrue Infotech Co., Ltd. (“BeTrue”). The remaining 49% interest in BeTrue is owned by Shanghai Tangsheng Investments & Development Co. Ltd (“Shanghai Tangsheng”). The joint venture provides the Company with an immediate distribution channel into the China and Asia-Pacific region for the Company’s application-based Voice over Internet Protocol gateway solutions, billing systems, value-added applications and web filtering solutions. Due to the shared decision making between the Company and its equity partner, the results of BeTrue are treated as an equity investment rather than being consolidated.

      The Company purchased the 51% interest in BeTrue for $100,000 from NeTrue Communications, Inc., Shanghai Tangsheng’s former joint venture partner. The Company also contributed to the joint venture certain next-generation communication equipment and software valued at approximately $236,000 and $100,000 cash.

      Summarized financial information reported by this affiliate for the year ended December 31, 2003 and for the period subsequent to the Company’s investment for the fourth quarter ended December 31, 2002 (in thousands) are as follows:

		Quarter
	Year Ended	Ended
	December 31,	December 31,
	2003	2002

Operating results:
Revenues	$3,324	$725

Operating income (loss)	$128	$(5)

Net income (loss)	$141	$(9)

      The Company had approximately $60,000 in sales to BeTrue during the year ended December 31, 2003 and none in 2002.

5.     Discontinued Operations

      Following the acquisition of NACT in July 2001, the Company determined that its legacy VAR business was not strategic to the Company’s ongoing objectives and discontinued capital and human resource investment in its legacy VAR business. Accordingly, the Company elected to report its legacy VAR business as discontinued operations by early adoption of SFAS No. 144, effective for the fourth quarter of 2001. The legacy VAR business is included with HSG (which was reported as discontinued operations beginning in 2000) for a combined presentation of discontinued operations.

      During 2000, the Company’s board of directors decided to dispose of HSG. In December 2000, the Company completed the sale of its domestic lodging business and international hospitality business for aggregate proceeds of $10.0 million. The Company sold its restaurant solutions business for aggregate proceeds of $8.5 million in January 2001.

      The loss on the sale of HSG totaled $11.5 million. A loss of $11.0 million was recorded in the third and fourth quarters of 2000 and an additional $500,000 was recorded in the third quarter of 2001, the latter related to winding up the Company’s international hospitality operations, the assets of which were sold in the fourth quarter of 2000. The 2000 loss included a reduction in asset values of approximately $6.7 million and a provision for anticipated closing costs and operating losses until disposal of approximately $4.3 million.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Discontinued Operations — (Continued)

      There were no results of discontinued operations for the year ended December 31, 2003. Summary operating results of the discontinued operations (in thousands) are as follows:

	For the Year Ended
	December 31,

	2002	2001

Revenue	$223	$12,762

Gross (loss) profit	(331)	374

Operating loss	(331)	(135,598)
Loss on disposal of assets	—	(500)

Loss from discontinued operations	$(331)	$(136,098)

      The loss from discontinued operations in 2001 includes depreciation of $546,000, amortization of intangibles of $22.7 million, write-down of goodwill of $95.3 million, reorganization costs of $9.2 million and amortization of deferred compensation of $267,000.

      The reorganization costs consist of the following (in thousands):

2001

Severance costs	$1,217
Facilities closings	6,162
Inventory write-down	1,005
MessageClick ASP exiting costs	824

$9,208

      Liabilities of discontinued operations (in thousands) are as follows:

	December 31,

	2003	2002

Accrued restructuring costs	$1,472	$2,010
Other current liabilities	401	1,121

Liabilities of discontinued operations	$1,873	$3,131

      Accrued restructuring costs relates primarily to several leases for buildings and equipment that are no longer being utilized in continuing operations. The accrual is for all remaining payments due on these leases, less estimated amounts to be paid by any sublessors. The accrual for one of the leases with total payments remaining through January 31, 2010 of $2.4 million assumes that the building will be sub-leased for approximately 44% of the total lease liability over the remaining term of the lease.

      The 2003 activity in the liabilities of discontinued operations (in thousands) was as follows:

Balance December 31, 2002	$3,131
Lease payments, net of sublease receipts	(739)
Other payments	(720)
Additional lease accrual	201

Balance December 31, 2003	$1,873

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Financing Arrangements

      In February 2003, the Company amended its original credit agreement (the “Original Credit Agreement”) with its primary lender, Silicon Valley Bank (“Silicon”) to increase the Company’s credit line with Silicon from $5.0 million to $10.0 million, subject to borrowing availability. The Company also entered into certain additional arrangements with Silicon including an export-import (“EX-IM”) facility that will provide for working capital based on the Company’s international accounts receivable and inventories related to export sales. The Company and Silicon further amended the credit facility in connection with the acquisition of MCK and the acquisition of substantially all of the business assets along with related liabilities of Clarent (as amended, the “Amended Credit Agreement”). The Company’s borrowings under the Amended Credit Agreement are secured by substantially all of the assets of the Company. Interest on borrowings under the Amended Credit Agreement at 2.0% above Silicon’s Base Rate, with a minimum Base Rate of 4.25% (6.25% at December 31, 2003). The Amended Credit Agreement provides for up to $2.5 million in letters of credit. Advances are limited by a formula based on eligible receivables, inventories, certain cash balances, outstanding letters of credit and certain subjective limitations. Interest payments are due monthly, and the Amended Credit Agreement expires in August 2004. The Amended Credit Agreement includes a loan fee of $170,000 and ..375% per annum on unused available borrowings. Under the terms of the Amended Credit Agreement, the Company must maintain a minimum EBITDA (earnings before interest, taxes, depreciation and amortization), computed monthly, and may not declare dividends or incur any additional indebtedness without the consent of Silicon, and must comply with other financial covenants, as defined in the Amended Credit Agreement. The Company was not in compliance with the EBITDA covenant as of December 31, 2003 and received a waiver. In February 2004, the Company and Silicon further amended the credit facility to replace the EBITDA covenant, with an adjusted minimum cash on hand requirement and a tangible net worth covenant.

      Pursuant to the loan commitment letter with Silicon, on February 12, 2003, the Company issued to Silicon a warrant to purchase 350,000 shares of the Company’s common stock at an exercise price of $0.44 per share. The fair value of the warrants issued totaled approximately $119,000, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 104%; expected life — five years; risk-free interest rate — 3.0%; and expected dividend yield — 0%. The loan fees and fair value of the warrants issued are being amortized to interest expense over the term of the Amended Credit Agreement.

      The Company had no borrowings under the Amended Credit Agreement as of December 31, 2003. The availability under the Amended Credit Agreement at December 31, 2003 was $7.8 million. (This amount does not include the effect of MCK on the Company’s borrowing ability because Silicon has not yet conducted an audit that would determine the amount of MCK receivables to be included in the borrowing base. In addition, the Company was not borrowing and did not need the additional borrowing availability. The Company estimates that including the MCK receivables would increase availability by approximately $1.5 million). The Company has an outstanding stand-by letter of credit in the amount of $200,000 at December 31, 2003, which would reduce borrowing capacity under the Amended Credit Agreement.

      In addition, the Company’s subsidiary MCK has an outstanding stand-by letter of credit, of which their landlord is the named beneficiary, in the amount of $1.5 million that is secured by restricted cash in the amount of $2.1 million at December 31, 2003. This letter of credit was cancelled and replaced in January 2004 with a letter of credit under the Company’s Amended Credit Agreement.

7.     Convertible Subordinated Debentures

      In connection with the Company’s acquisition of MessageClick, certain investors of MessageClick purchased $4.5 million of the Company’s 7.5% convertible subordinated debentures and warrants to purchase an aggregate of 1,000,000 shares of the Company’s common stock at an exercise price of $7.50 per share. The

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Convertible Subordinated Debentures — (Continued)

debentures are convertible into the Company’s common stock at a conversion price of $3.57. The convertible subordinated debentures are due November 22, 2005. The debentures have been discounted to reflect the fair value of the warrants issued, totaling approximately $1.4 million, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%. The unamortized discount totaled approximately $521,000 at December 31, 2003. In addition, the Company paid certain private placement fees and attorney’s fees in connection with the sale of the debentures totaling $50,000. The fees are being amortized to interest expense over the term of the debentures. The net value of the convertible subordinated debentures is approximately $4.0 million at December 31, 2003.

      The Company issued $7.0 million of its 5% convertible subordinated debentures, along with warrants to purchase 364,584 shares of the Company’s common stock at an exercise price of $5.03 per share, during the year ended December 31, 2000. In January 2001, the Company modified the terms of its 5% convertible subordinated debentures. According to the modified terms of the convertible subordinated debentures, the Company repurchased $4.5 million of the outstanding $7.0 million of its 5% convertible subordinated debentures. Of the remaining $2.5 million in outstanding 5% convertible subordinated debentures, $1.5 million were converted by the investors into the Company’s common stock at a price of $1.40 per share. The remaining $1.0 million of 5% convertible subordinated debentures was converted at $1.19 per share. In connection with this modification, the Company issued warrants to purchase 945,378 shares of the Company’s common stock at an exercise price of $1.64 per share. The fair value of the warrants issued, totaled approximately $977,000, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 91%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%. The cost of conversion, including the warrants issued, totaled $1.6 million in the year ended December 31, 2001.

      The cost of conversion is reflected as other expense in the consolidated statement of operations for the year ended December 31, 2001 and consisted of the following (in thousands):

Fair value of warrants issued	$977
Write off of related discount	365
Write off of related loan fees	165
Beneficial conversion	107
Legal and other costs	26

$1,640

8.     Reorganization Costs

      In the first and third quarters of 2003, the Company initiated reorganizations to accommodate the acquisition of the assets of Clarent and as a part of its effort to consolidate functions and improve operational efficiencies, the Company eliminated 25 positions held by employees. As a result of these actions, the Company recorded reorganization costs of $425,000 during the year ended December 31, 2003. The reorganization costs consist of severance costs and non-cash stock compensation expense related primarily to the acceleration of vesting of options.

      In the third and fourth quarters of 2002, the Company initiated certain restructuring plans. As a part of the Company’s efforts to improve operational efficiencies and financial performance the Company eliminated 42 positions held by employees. As a result of these actions, the Company recorded reorganization costs of $324,000 during the year ended December 31, 2002.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.     Shareholders’ Equity

Preferred Stock

      The Company originally authorized 1,000,000 shares of preferred stock, 30,000 of which were designated as Series A Convertible Preferred Stock (“Series A Preferred Stock”). All 30,000 shares of the Series A Preferred Stock have been converted into 300,000 shares of the Company’s common stock.

      In 2001, concurrent with the acquisition of NACT, the Company issued and sold to Telemate.Net an aggregate of $15.0 million of Series B Preferred Stock at a price of $20.00 per share. Upon the acquisition of Telemate.Net, these shares were retired. There were no outstanding shares of the Company’s preferred stock at December 31, 2003 and 2002. Currently, there are 220,000 shares of undesignated preferred stock, which are authorized but unissued.

Private Placements

      On October 17, 2002, the Company issued 9,646,302 units of the Company’s securities (“Units”), with each Unit consisting of one share of common stock and a warrant to purchase one share of common stock, at a purchase price of $0.311 per Unit, resulting in aggregate proceeds of approximately $3.0 million less issuance costs of $15,000. Each warrant entitles the holder to purchase one share of restricted common stock at an exercise price of $0.311 per share. The warrants are immediately exercisable for a five-year period and are callable at any time following the date of issuance if the closing price of the Company’s common stock equals or exceeds $1.20 for ten consecutive trading days. In 2003, the Company exercised the call feature in these warrants resulting in aggregate proceeds of $3.0 million.

Stock Warrants

      In connection with various financing and acquisition transactions, and related services provided to the Company, the Company has issued warrants to purchase the Company’s common stock.

      During 2003, the Company issued 350,000 warrants in connection with the Company’s Original Credit Agreement (see Note 6). The warrants were exercised in 2003 resulting in aggregate proceeds of $154,000.

      During 2002, the Company issued 9,646,302 warrants in connections with the Company’s private placement on October 17, 2002, per above discussion, and 308,641 on May 15, 2002 in connection with the Company’s Original Credit Agreement (see Note 6). The Company exercised the call feature for the warrants related to the private placement. These warrants were exercised in 2003 resulting in aggregate proceeds of $3.2 million.

      During 2001, the Company issued 945,378 warrants in connection with the modification of the terms of its 5% convertible subordinated debt agreement.

      During 2000, the Company issued 364,584 warrants in connection with its 5% convertible subordinated debentures and 181,901 warrants in connection with its 7.5% convertible subordinated debentures. In addition, warrants issued by Cereus to purchase shares of Cereus common stock were assumed by the Company and converted at a rate of 1.75 shares of the Company’s common stock per share of Cereus common stock at the time the Company acquired Cereus. These warrants, after conversion, totaled 13,131,192 and were issued to employees and non-employees related to financing transactions of Cereus.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.     Shareholders’ Equity — (Continued)

      A summary of warrants outstanding at December 31, 2003, is as follows:

		Weighted
	Number of	Average
	Outstanding	Exercise
Exercise Price	Warrants	Price	Expiration Date

$0.01	37,532	$0.01	September 2005 — October 2006
$1.50-$1.82	1,244,106	$1.63	August 2005 — January 2006
$3.09-$5.25	767,749	$4.21	January 2004 — October 2006
$5.62-$5.65	4,534,839	$5.65	February 2005 — September 2005
$5.88	1,275,970	$5.88	November 2005
$6.00	150,000	$6.00	October 2006

Total	8,010,196	$4.90

      As of December 31, 2003, all of the warrants are vested.

      The exercise price and number of outstanding warrants for certain warrants previously issued have been adjusted according to their antidilution provisions.

10.     Stock Option Plan

      The Company has a stock option plan for employees, consultants, and other individual contributors to the Company which enables the Company to grant up to 15.0 million qualified and nonqualified incentive stock options (the “1999 Plan”). In 2001, the 1999 Plan was amended to increase the amount of stock options available for grant from 10.0 million to 15.0 million shares. The Company adopted the 1999 Plan which aggregates the Company’s prior stock option plans, in the second quarter of 1999. The qualified options are to be granted at an exercise price not less than the fair market value at the date of grant. Subject to certain exceptions, the aggregate number of shares of common stock that may be granted through awards under the 1999 Plan to any employee in any calendar year may not exceed 300,000 shares. The compensation committee of the Company’s board of directors determines the period within which options may be exercised, but no option may be exercised more than ten years from the date of grant. The compensation committee also determines the period over which the options vest. Options are generally exercisable for ten years from the grant date and generally vest over a four-year period from the date of grant.

      The 1999 Plan also provides for stock purchase authorizations and stock bonus awards. Stock bonus awards totaling 86,000 have been granted under the 1999 Plan for the year ended December 31, 2002. None were awarded for 2003 and 2001. Total options remaining available for grant under the 1999 Plan as of December 31, 2003 were 1,958,752.

      Upon the acquisition of Telemate.Net in November 2001, the Company assumed the Telemate Stock Incentive Plan and the Telemate.Net Software, Inc. 1999 Stock Incentive Plan (the “Telemate.Net Plans”), and the options outstanding thereunder. The options outstanding under the Telemate.Net Plans were converted at a rate of 2.62 shares of the Company’s common stock per share of Telemate.Net’s common stock at the time of the acquisition and totaled 5,420,206 shares. These options, at the time of acquisition, had an estimated fair value of $1.8 million using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 128%; expected life — one year; risk-free interest rate — 3.3%; and expected dividend yield — 0%, and was included in the cost of the acquisition. The Company does not plan to issue any additional shares under the Telemate.Net Plans.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.     Stock Option Plan — (Continued)

      In connection with the acquisition of Telemate.Net, the Company recorded deferred compensation of approximately $131,000 for the aforementioned options granted by Telemate.Net prior to the acquisition which were exchanged for the Company’s options. The Company amortizes deferred compensation over three years, the weighted-average vesting period of the options. The Company amortized to non-cash compensation expense approximately $29,000, $48,000 and $8,000 of the deferred compensation related to these option grants for the years ended December 31, 2003, 2002 and 2001, respectively. The Company reduced deferred compensation due to forfeitures relating to these options totaling approximately $5,000 and $41,000 during the years ended December 31, 2003 and 2002, respectively.

      Upon the acquisition of Cereus in September 2000, the Company assumed the Cereus Technology Partners, Inc. 1997 Stock Option Plan (the “Cereus Plan”), and the options outstanding thereunder. The options outstanding under the Cereus Plan were converted at a rate of 1.75 shares of the Company’s common stock per share of Cereus common stock at the time of the acquisition and totaled 1,376,708. These options, at the time of acquisition, had an estimated fair value of $2.8 million using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%, was included in the cost of the acquisition. The Company does not plan to issue any additional shares under the Cereus Plan.

      In connection with the acquisition of Cereus, the Company recorded deferred compensation of approximately $6.9 million for the aforementioned options granted by Cereus prior to the acquisition which were exchanged for the Company’s options. The Company amortizes deferred compensation over four years, the vesting period of the options. The Company amortized to non-cash compensation expense approximately $750,000, $1.1 million and $1.8 million of the deferred compensation related to these option grants for the years ended December 31, 2003, 2002 and 2001, respectively. The Company reduced deferred compensation due to forfeitures relating to these options totaling approximately $155,000 and $1.2 million during the years ended December 31, 2002 and 2001, respectively.

      Prior to the Company’s acquisition of Cereus, Cereus granted stock warrants totaling 3,680,000 in 2000 to certain employees and directors outside the Cereus Plan in addition to the warrants discussed in Note 9. These stock warrants have contractual terms of 5-10 years. The majority of these warrants have an exercise price equal to the fair market value of Cereus’s common stock at the grant date. The warrants granted in 2000 vest over various terms not to exceed seven years, beginning on the date of the grant. These warrants were assumed by the Company and converted as contemplated in the merger agreement with respect to the Company’s acquisition of Cereus to 6,440,000 warrants at the time of the Cereus acquisition. The fair value of these warrants at the time of the acquisition, estimated to be $15.5 million using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%, was included in the cost of the acquisition.

      The Company accelerated vesting and extended exercise dates on options for certain terminated individuals in connection with reorganizations during 2003 and 2002 (see Note 8). As a result, the Company recorded a non-cash charges of approximately $219,000 and $23,000 for the years ended December 31, 2003 and 2002, respectively, representing the value of the accelerated vesting and extended exercise dates for certain terminated employees. The expense is included in reorganization costs.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.     Stock Option Plan — (Continued)

      A summary of the status of the Company’s stock options granted to employees, and the above warrants granted by Cereus, prior to its acquisition by the Company, as of December 31, 2003, December 31, 2002, and December 31, 2001 and the changes during the years ended on these dates is presented below:

	2003		2002		2001

	Number of	Weighted	Number of	Weighted	Number of	Weighted
	Shares of	Average	Shares of	Average	Shares of	Average
	Underlying	Exercise	Underlying	Exercise	Underlying	Exercise
	Options	Prices	Options	Prices	Options	Prices

Outstanding at beginning of the year	15,798,288	$2.13	18,029,478	$2.57	14,599,370	$4.19
Granted	4,863,197	1.07	1,366,300	1.46	9,547,453	0.90
Exercised	3,702,017	0.55	847,082	0.34	1,090,702	0.60
Forfeited	2,231,704	2.52	2,750,408	5.10	5,026,643	4.53
Expired	—	—	—	—	—	—

Outstanding at end of year	14,727,764	2.13	15,798,288	2.13	18,029,478	2.57

Exercisable at end of year	10,143,506	2.29	9,901,956	2.16	8,210,833	2.49

Weighted-average fair value of all options granted		0.85		0.70		0.75
Weighted-average remaining contractual life of outstanding options		6.99		6.46		7.69

      The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Assumption	2003	2002	2001

Expected Term	4.00	4.00	4.00
Expected Volatility	115.00%	110.00%	130.00%
Expected Dividend Yield	0.00%	0.00%	0.00%
Risk-Free Interest Rate	3.00%	3.00%	3.32%

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.     Stock Option Plan — (Continued)

      The following table summarizes information about employee stock options and the above warrants granted by Cereus, prior to its acquisition by the Company, outstanding at December 31, 2003:

	Options and Warrants		Options and Warrants
	Outstanding		Exercisable

	Number		Number
	Outstanding	Wgtd. Avg.	Exercisable	Wgtd. Avg.
Range of Exercise Prices	at 12/31/03	Exercise Price	at 12/31/03	Exercise Price

$0.19 to $0.50	3,713,881	$0.42	2,240,131	$0.40
$0.51 to $1.19	1,802,330	0.94	870,717	0.86
$1.20 to $1.50	468,000	1.44	414,750	1.46
$1.51 to $2.14	4,592,619	2.14	3,661,369	2.14
$2.15 to $3.05	290,690	2.75	282,226	2.75
$3.06 to $4.00	1,795,734	3.50	920,859	3.44
$4.01 to $5.00	1,381,435	4.23	1,074,535	4.25
$5.01 to $18.00	683,075	6.77	678,919	6.77

$0.19 to $18.00	14,727,764	$2.13	10,143,506	$2.29

      If the Company had used the fair value-based method of accounting for its stock option and incentive plans and charged compensation cost against income, over the vesting period, based on the fair value of options at the date of grant, then the net loss and net loss per common share would have been increased to the following pro forma amounts (in thousands, except for per share amounts):

	2003	2002	2001

Net loss, as reported	$(18,287)	$(2,726)	$(147,615)
Add: Stock-based compensation expense included in net loss	780	1,173	1,766
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(3,146)	(3,296)	(4,114)

Pro forma net loss	$(20,653)	$(4,849)	$(149,963)

Net loss per common share As reported	$(0.18)	$(0.03)	$(2.71)
Pro forma	(0.21)	(0.06)	(2.76)

11.     Income Taxes

      The components of loss from continuing operations, before income taxes were (in thousands):

	Years Ended December 31,

	2003	2002	2001

Domestic	$(17,421)	$(2,595)	$(11,417)
Foreign	(866)	—	—

	$(18,287)	$(2,595)	$(11,417)

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.     Income Taxes — (Continued)

      The significant components of income taxes for continuing operations are as follows (in thousands):

	Years Ended December 31,

	2003	2002	2001

Income Taxes:
Currently Payable:
Domestic	$—	$(200)	$100
Foreign	—	—	—

	—	(200)	100
Deferred
Domestic	—	—	—
Foreign	—	—	—

	—	—	—

Income Tax (Benefit) Expense	$—	$(200)	$100

      A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective tax was as follows:

	Years Ended December 31,

	2003	2002	2001

Statutory U.S. rate	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of federal benefit	(4.0)	(4.0)	(4.0)
Non-deductible charges for intangibles	23.3	7.5	29.3
Effect of acquisitions	—	—	(8.4)
Effect of valuation allowance	17.2	1.2	8.3
Other permanent differences	(8.4)	15.2	8.9
Non-deductible compensation	0.0	0.9	—
Effect of expiring net operating loss	5.9	13.2	—
Reversal of accrued exposure no longer necessary	—	(6.8)	—

Total income tax expense (benefit)	0.0%	(6.8)%	0.1%

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.     Income Taxes — (Continued)

      Deferred income taxes are recognized to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets are as follows (in thousands):

	December 31,

	2003	2002

Deferred tax assets:
Net operating loss carryforwards	$63,133	$48,161
Capital loss carryforwards	269	269
Research and development credits	1,248	1,248
Foreign research and development expenses	1,502	—
Foreign investment tax credits	1,246	—
Unearned revenue	1,906	2,044
Reserves	3,875	1,929
Compensation accruals	423	1,843
Intangible assets	705	2,099
Depreciable assets	2,791	1,182
Other	235	—
Valuation allowance	(77,333)	(58,775)

Net deferred tax asset	$—	$—

      The valuation allowance for deferred tax assets as of December 31, 2003, was approximately $77.3 million. The increase of $18.5 million in the total valuation allowance for 2003 is due partly to the establishment of valuation reserves on acquired deferred tax assets ($15.4 million) and partly to increases in above described temporary differences on which a valuation allowance was provided.

      Substantially all of the companies deferred tax assets are attributable to acquisitions accounted for as purchase transactions. The valuation allowances associated with these deferred assets will be credited to goodwill if and when realized. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company’s management believes it is more likely than not the Company will not realize the benefits of the deferred tax assets, net of existing valuation allowances, as of December 31, 2003 and 2002.

      At December 31, 2003, the Company had net operating loss (“NOL”) carry-forwards of approximately $162.1 million and other business tax credits of approximately $1.2 million, a substantial portion of which are subject to certain limitations under the Internal Revenue Code Section 382. If not utilized, the NOLs will begin expiring in years 2004 through 2023. In addition the Company had foreign investment tax credits totaling approximately $1.2 million which begin expiring in years 2009 through 2013.

12.     Savings and Retirement Plan

      The Company sponsors a 401(k) savings and retirement plan which is available to all eligible employees. Under the plan, the Company may make a discretionary matching contribution. Discretionary matching contributions were approximately $266,000, $209,000 and $132,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.     Employee Stock Purchase Plan

      On November 16, 1999, the Company adopted the Verso Technologies, Inc. 1999 Employee Stock Purchase Plan (the “Stock Purchase Plan”), which offers employees the right to purchase shares of the Company’s common stock at 85% of the market price, as defined. Under the Stock Purchase Plan, full-time or part-time employees, except persons owning 5% or more of the Company’s common stock, who have worked for the Company for at least 15 consecutive days before the beginning of the offering period are eligible to participate in the Stock Purchase Plan. Employees may elect to have withheld up to 10% of their annual salary up to a maximum of $25,000 per year to be applied to the purchase of the Company’s unissued common stock. The purchase price is generally equal to 85% of the lesser of the market price on the beginning or ending date of the offering periods under the Stock Purchase Plan. A maximum of 1,000,000 shares of the Company’s common stock may be purchased under the Stock Purchase Plan. Shares issued under the Stock Purchase Plan were 166,160, 290,171 and 211,965 for the years ended December 31, 2003, 2002 and 2001, respectively.

14.     Other Commitments and Contingencies

Leases

      The Company leases office space and certain equipment under operating leases which expire at various dates through 2010 with some leases containing options for renewal. Rent expense for continuing operations under these leases was $3.1 million, $2.3 million and $1.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

      As of December 31, 2003, approximate future commitments under operating leases and future minimum rentals to be received under noncancelable subleases in excess of one year are as follows (in thousands):

				Accrued Costs of
		Discontinued Operations		MCK Acquisition
		(See Note 5)		(See Note 3)
	Continuing
	Operations	Leases	Subleases	Leases	Subleases

2004	$2,974	$988	$(706)	$1,345	$(686)
2005	2,826	378	(230)	1,295	(686)
2006	2,363	370	(214)	1,314	(686)
2007	2,088	378	(156)	439	(229)
2008	2,076	386	(160)	—	—
Thereafter	2,065	394	(164)	—	—

Total	$14,392	$2,894	$(1,630)	$4,393	$(2,287)

15.     Segment Information

      The Company reports information for three segments, the Carrier Solutions Group, the Enterprise Solutions Group and the Advanced Applications Services Group. Previously the Company reported two segments, the Carrier Solutions Group and the Enterprise Solutions Group. In 2004, the Company changed its internal reporting and decision-making for the Enterprise Solutions Group and segregated the activity of the Advanced Applications Services Group. Management evaluates the business segment performance based on contributions before unallocated items. Inter-segment sales and transfers are not significant.

Carrier Solutions Group:	The Company’s Carrier Solutions Group consists of the operations of the Company’s Clarent softswitching division and the Company’s switching subsidiary, NACT. The Company’s Carrier Solutions Group includes hardware and software, integration, applications and technical training and support.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.     Segment Information — (Continued)

Enterprise Solutions Group:	The Company’s Enterprise Solutions Group consists of the operations of the Company’s Clarent Netperformer division, the Company’s subsidiaries Telemate.Net and MCK. The Enterprise Solutions Group offers hardware-based solutions (which include software) for companies seeking to build private, packet-based voice and data networks. Additionally, the Enterprise Group offers software-based solutions for Internet access and usage management that include call accounting and usage reporting for Internet protocol network devices, as well as customer support.

Advanced Applications Services Group:	The Company’s Advanced Applications Services Group consists of the Company’s technical applications support group which was previously included as part of the Enterprise Solutions Group, and includes outsourced technical application services and application installation and training services to outside customers, as well as customers of the Company’s Carrier Solution Group and Enterprise Solution Group segments.

      Summarized financial information concerning the Company’s reportable segments is shown in the following table (in thousands):

			Advanced
	Carrier	Enterprise	Applications
	Solutions	Solutions	Services
	Group	Group	Group	Total

For the Years Ended December 31,
2003
Revenue	$29,744	$16,743	$13,011	$59,498
Contribution before unallocated items	4,048	6,545	5,178	15,771
Goodwill	10,170	4,605	1,453	16,228
Total assets	28,279	16,546	4,381	49,206

2002
Revenue	$26,319	$5,940	$12,539	$44,798
Contribution before unallocated items	7,060	3,473	4,886	15,419
Goodwill	10,170	1,062	1,453	12,685
Total assets	28,045	1,589	4,629	34,263

2001
Revenue	$15,773	$1,216	$12,910	$29,899
Contribution (loss) before unallocated items	4,890	(706)	3,867	8,051
Goodwill	10,170	1,062	1,453	12,685
Total assets	26,205	2,847	2,611	31,663

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.     Segment Information — (Continued)

      The following table reconciles the total contribution before unallocated items to the loss from continuing operations (in thousands):

	Years Ended December 31,

	2003	2002	2001

Contribution before unallocated items, per above	$15,771	$15,419	$8,051
General and administrative expenses	(6,967)	(6,095)	(7,926)
Sales and marketing expenses	(9,642)	(6,835)	(3,307)
Depreciation	(2,900)	(2,730)	(2,160)
Amortization of intangibles	(1,317)	(592)	(1,511)
Deferred compensation	(780)	(1,173)	(1,766)
Write-down of goodwill	(10,930)	—	—
Reorganization costs	(425)	(324)	—
Other income	338	881	(1,437)
Equity in income (loss) of investment	73	(5)	—
Interest expense, net	(1,508)	(1,141)	(1,361)
Income taxes	—	200	(100)

Loss from continuing operations	$(18,287)	$(2,395)	$(11,517)

      The following table reconciles the segment total assets to the Company’s total assets:

	Years Ended
	December 31,

	2003	2002

Total assets before unallocated items, per above	$49,206	$34,263
Corporate assets:
Cash and cash equivalents	7,654	692
Restricted cash	2,290	300
Other current assets	144	592
Property and equipment, net	3,285	3,388
Investment	673	600

	$63,252	$39,835

      Following the acquisition of substantially all the business assets along with certain liabilities of Clarent in February 2003, the Company began conducting research and development in Canada. International sales of the Company’s products and services continue to originate only from the United States. The geographic distribution of the Company’s revenue and contribution before unallocated items (in thousands) are as follows:

	Canada	United States	Total

For the Year Ended December 31,
2003
Revenue	$—	$59,498	$59,498
Contribution before unallocated items	(3,485)	19,256	15,771
Total Assets	1,514	61,738	63,252

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.     Other Events

Settlement with RSL Communications, Ltd. and Affiliates

      On or about July 6, 2000, RSL Communications, Ltd., (together with certain of its affiliates (collectively, “RSL”)) filed with the American Arbitration Association (“AAA”) a demand for arbitration against NACT, which became a wholly-owned subsidiary of the Company on July 27, 2001. In the arbitration, RSL claimed that, pursuant to a Sales Agreement between RSL and NACT, NACT breached its obligation to indemnify and defend RSL against patent infringement claims made against RSL by Aerotel, Ltd. in an action pending in the United States District Court for the Southern District of New York. RSL sought to recover from NACT amounts paid by RSL to defend itself in such patent infringement action, which RSL claimed was approximately $2.0 million, together with other unspecified damages resulting from NACT’s alleged breach. On March 13, 2002, the Company entered into a Settlement Agreement and General Release (the “RSL Settlement Agreement”) with RSL, which provided that the Company issue to RSL 523,430 shares of the Company’s common stock (the “Settlement Shares”) and deposit $200,000 in escrow. Pursuant to the terms of the RSL Settlement Agreement, the Company filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-3 covering the resale of the Settlement Shares (the “Registration Statement”), which Registration Statement was declared effective by the SEC on June 17, 2002. On June 17, 2002, the Company issued 523,430 shares of the Company’s common stock with a market value on the effective date of the Registration Statement of approximately $403,000 and the $200,000 plus accrued interest held in escrow was released to RSL at that time. These obligations have been accrued for in the prior year.

Settlement of Certain Litigation

      On or about February 8, 2002, William P. O’Reilly, a former executive officer and director of the Company; Montana Corporation, Mr. O’Reilly’s consulting company; Clunet R. Lewis, a former officer of the Company; and CLR Enterprises, Inc., Mr. Lewis’ consulting company, filed with the AAA a demand for arbitration against the Company. Messrs. O’Reilly and Lewis and their respective consulting companies sought to have enforced the Consulting Agreements dated April 1, 1999, as amended, to which they and the Company are parties (the “Consulting Agreements”). Messrs. O’Reilly and Lewis claimed that the Company’s attempt by written notice dated June 1, 2001, to terminate the Consulting Agreements effective March 31, 2002, was ineffective and, as a result, such Consulting Agreements have automatically renewed for additional two-year terms, which terms expire on March 31, 2004. Under the terms of the Consulting Agreements, Messrs. O’Reilly and Lewis are to receive, among other things, consulting fees of $250,000 and $240,000 per year, respectively. The Company denied their claims, and the matter was presented to an AAA arbitrator in a hearing held on December 10, 2002. While the matter remained pending before the arbitrator for decision, the parties settled the claims presented in the arbitration proceeding pursuant to that certain Arbitration Award Agreement, dated as of February 3, 2003, between Mr. O’Reilly, Montana Corporation and the Company and that certain Arbitration Award Agreement, dated as of February 3, 2003, between Mr. Lewis, CLR Enterprises, Inc. and the Company (together, the “Arbitration Award Agreements”). Pursuant to the Arbitration Award Agreements, (i) on February 4, 2003, the Company issued to each of Mr. O’Reilly and Mr. Lewis 275,000 restricted shares of the Company’s common stock; and (ii) on March 14, 2003, the Company entered into thirty-month consulting agreements with each of Mr. O’Reilly and Mr. Lewis (together, the “New Consulting Agreements”). During the terms of the New Consulting Agreements, the Company shall pay to Mr. O’Reilly and Mr. Lewis an aggregate of approximately $173,000 and $160,000, respectively, in three installment payments, payable entirely in shares of the Company’s common stock, valued at the average closing price per share for a period of twenty trading days prior to the date the installment payments are due. The Arbitration Award Agreements provide that the consideration set forth therein and in the New Consulting Agreements shall be full satisfaction of any and all amounts the AAA arbitrator may

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.     Other Events — (Continued)

award. On March 14, 2003, the AAA arbitrator awarded $250,000 and $240,000 to Mr. O’Reilly and Mr. Lewis, respectively. These items were accrued in 2002.

      On or about May 21, 2001, John M. Good, a former employee of the Company, filed a lawsuit in the Court of Common Pleas, Cuyahoga County, Ohio, against the Company claiming, among other things, fraud, negligence, securities fraud, breach of contract, conversion and damages resulting from and related to the Company’s alleged failure to deliver, on or about January 3, 2000, 50,000 shares of the Company’s common stock to Mr. Good upon his exercise of an option to purchase such shares. The matter was set for jury trial on February 17, 2003. Based upon the Company’s anticipated exposure and the cost of litigation, on January 16, 2003, the Company and Mr. Good reached an agreement to settle all claims against the Company, which had no material impact on the Company’s consolidated financial statements.

      On or about April 29, 2002, Omni Systems of Georgia, Inc. (“Omni”) and Joseph T. Dyer (“Dyer”) filed with the AAA a demand for arbitration against the Company and Eltrax International, Inc., a wholly-owned subsidiary of the Company (“Eltrax International”). Omni and Dyer claimed that the Company and Eltrax International breached that certain Assignment dated as of August 31, 1998, among Eltrax International, Dyer and Omni (the “Assignment”), which was executed in connection with the Company’s acquisition of Encore Systems, Inc., Global Systems and Support, Inc. and Five Star Systems, Inc. (collectively, the “Encore Group”) in 1998. Pursuant to the Assignment, Omni and Dyer assigned and transferred to Eltrax International all of their right, title and interest in and to a certain computer software property management system in exchange for a one-time payment. The Assignment also provided for an earn-out component of the acquisition consisting of certain contingent monthly payments equal to a percentage of the maintenance and licensing net revenues received by Eltrax International with respect to a certain contract. Omni and Dyer claimed that the Company and Eltrax International had not paid to Omni and Dyer the contingent monthly payments owed to them pursuant to the Assignment beginning in June 2002. Omni and Dyer sought recovery of over $400,000 for contingent monthly payments allegedly owed for the period from May 15, 2002 through January 2003, plus payments in like amounts going forward, together with interest thereon, attorneys’ fees and expenses. In January 2003, the matter was heard for six days by a three-arbitrator panel of the AAA. On April 1, 2003, the Company received notice that the AAA panel awarded to Omni and Dyer (i) payments and interest thereon with respect to the Assignment in the aggregate amount of approximately $506,000; and (ii) attorneys’ fees and expenses, excluding expenses of the AAA, in the aggregate amount of approximately $199,000 (net of attorneys’ fees and expenses awarded to the Company), which amounts are to be paid by Eltrax International (and not the Company) no later than April 30, 2003. Additionally, the AAA panel determined that Eltrax International (and not the Company) will be liable for future payments as they become due in accordance with the terms of the Assignment. The Company estimates that the payments to be made by Eltrax International through 2007, pursuant to the award of the AAA panel, will total approximately $2.4 million. These payments are additional cost of the Company’s acquisition of the Encore Group. Accordingly, the Company accrued the total amount of the estimated payments and increased intangibles by $2.4 million. The long-term portion of the estimated payments is included on the Company’s consolidated balance sheet in other long-term liabilities. The outstanding liability at December 31, 2003 is $1.1 million, including $519,000 in other long-term liabilities.

17.     Litigation

      From time to time, the Company is involved in litigation with customers, vendors, suppliers and others in the ordinary course of business, and a number of such claims may exist at any given time. All such existing proceedings are not expected to have a material adverse impact on the Company’s results of operations or financial condition. In addition, the Company or its subsidiaries are a party to the proceedings discussed below.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.     Litigation — (Continued)

      In December 2001, a complaint was filed in the Southern District of New York seeking an unspecified amount of damages on behalf of an alleged class of persons who purchased shares of the MCK’s common stock between the date of MCK’s initial public offering and December 6, 2000. The complaint named as defendants MCK and certain of its former officers and other parties as underwriters of its initial public offering (the “MCK defendants”). The plaintiffs allege, among other things, that MCK’s prospectus, contained in the Registration Statement on Form S-1 filed with the SEC, was materially false and misleading because it failed to disclose that the investment banks which underwrote MCK’s initial public offering of securities and others received undisclosed and excessive brokerage commissions, and required investors to agree to buy shares of securities after the initial public offering was completed at predetermined prices as a precondition to obtaining initial public offering allocations. The plaintiffs further allege that these actions artificially inflated the price of MCK’s common stock after the initial public offering. This case is one of many with substantially similar allegations known as the “Laddering Cases” filed before the Southern District of New York against a variety of unrelated issuers (the “Issuers”), directors and officers (the “Laddering Directors and Officers”) and underwriters (the “Underwriters”), and have been consolidated for pre-trial purposes before one judge to assist with administration. A motion to dismiss addressing issues common to the companies and individuals who have been sued in these actions was filed in July 2002. After a hearing on the motion to dismiss the Court, on February 19, 2003, denied dismissal of the claims against MCK as well as other Issuers. Although MCK believes that the claims asserted are meritless, MCK and other Issuers have negotiated a tentative settlement with the plaintiffs. The terms of the tentative settlement agreement provide, among other things, that (i) the insurers of the Issuers will deliver a surety undertaking in the amount of $1 billion payable to the plaintiffs to settle the actions against all Issuers and the Laddering Directors and Officers; (ii) each Issuer will assign to a litigation trust, for the benefit of the plaintiffs, any claims it may have against its Underwriters in the initial public offering for excess compensation in the form of fees or commissions paid to such Underwriters by their customers for allocation of initial public offering shares; (iii) the plaintiffs will release all claims against the Issuers and the Laddering Directors and Officers asserted or which could have been asserted in the actions arising out of the factual allegations of the amended complaints; and (iv) appropriate releases and bar orders and, if necessary, judgment reductions, will be entered to preclude the Underwriters and any non-settling defendants from recovering any amounts from the settling Issuers or the Laddering Directors and Officers by way of contribution or indemnification. Prior to the Company’s acquisition of MCK, MCK’s board of directors voted to approve the tentative settlement. The proposed settlement is subject to acceptance by the other Issuers and court approval. No provision was recorded for this matter in the financial statements of MCK prepared prior to its acquisition by the Company because MCK believed that its portion of the proposed settlement would be paid by its insurance carrier. The Company agrees with MCK’s treatment of this matter. While a final agreement has not been executed, MCK expects to finalize the agreement in the next several months.

      MCK has been named a defendant in a lawsuit filed in Norfolk County, Massachusetts by Entrata Communications, Inc. (“Entrata”). Entrata Communications Inc. v. Superwire.com Inc. and MCK, Inc. arises out of a dispute between Entrata and one of its largest shareholders, Superwire.com, Inc. (“Superwire”). Pursuant to a contract with Entrata, MCK was obligated to pay Entrata $750,000 in early 2002. In order to take advantage of a $100,000 discount offered for early payment, MCK paid Entrata $650,000 in November 2001, in full satisfaction of its contractual obligations. The funds were placed in escrow with Superwire’s California law firm, Jeffers, Shaff & Falk, LLP (“JSF”), which agreed not to disburse the funds until the dispute between Entrata and Superwire had been resolved. Nevertheless, Entrata contends that it never received the funds from MCK and that the funds were diverted to Superwire and JSF. Through the lawsuit, Entrata seeks to recover from both MCK and Superwire the $750,000 that MCK would have owed in 2002. MCK has asserted counterclaims against Entrata, and cross-claims against Superwire, for fraud and breach of contract. On October 11, 2002, Superwire and Entrata filed cross-motions for summary judgment

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.     Litigation — (Continued)

against each other. The court denied both motions on March 13, 2003. Following denial of the cross-motions for summary judgment, MCK filed a motion to add JSF and two of its partners, Barry D. Falk and Mark R. Ziebell, as third-party defendants. The court had given the parties until March 17, 2004 to complete discovery. Before the completion of the discovery period, Entrata filed a Chapter 7 bankruptcy proceeding pursuant to the United States Bankruptcy Code. MCK has not as of yet been notified by the trustee of Entrata’s estate as to whether the trustee will pursue the claims against MCK. If such claims are pursued, then the Company intends to defend the claims against MCK and prosecute its counterclaims and third-party claims. No amounts, other than the original payment, were provided for this matter in the financial statements of MCK prepared prior to its acquisition by the Company. The Company believes that the claim against MCK is without merit.

18.     Subsequent Event

Private Placement

      On February 25, 2004, the Company issued, in a private placement, 9.8 million shares of its common stock and warrants to purchase 2.5 million shares of its common stock for an aggregate purchase price of $17.7 million, or $1.80 per share. The warrants issued in connection with the private placement are exercisable for a period of seven years and at an exercise price of $2.30 per share. The Company received approximately $16.25 million, net of expenses.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Verso Technologies, Inc.:

      Under date of February 27, 2004, we reported on the consolidated balance sheets of Verso Technologies, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

      In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

      As discussed in Note 2 to the consolidated financial statements, effective July 1, 2001, Verso Technologies, Inc. and subsidiaries adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and certain provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” as required for goodwill and other intangible assets resulting from business combinations consummated after June 30, 2001, and fully adopted all provisions effective January 1, 2002.

/s/ KPMG LLP

Atlanta, Georgia

February 27, 2004

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

		Additions

	Balance at	Charges to
	beginning of	costs and	Allowances		Balance at end
Description	period	expenses	acquired	Deductions	of period

Allowance for doubtful accounts:
2003	$(1,853,000)	$(2,505,000)	$(560,000)	$2,923,000	$(1,995,000)
2002	$(2,455,000)	$(1,760,000)	$—	$2,362,000	$(1,853,000)
2001	$(401,000)	$(1,516,000)	$(1,454,000)	$916,000	$(2,455,000)
Deferred tax valuation allowance:
2003	$(58,775,000)	$(15,033,000)	$(3,525,000)	$—	$(77,333,000)
2002	$(58,740,000)	$(35,000)	$—	$—	$(58,775,000)
2001	$(46,402,000)	$(12,338,000)	$—	$—	$(58,740,000)

Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

      Following the Company’s acquisition of NACT Telecommunications, Inc. (“NACT”) in 2001, the Company began selling products to the carrier market and focusing its strategic direction on developing and marketing next-generation communications products. The Company’s current business was built on acquisitions made by the Company by leveraging the economic downturn in the telecommunications area. In the second half of 2001, the Company acquired NACT and Telemate.Net Software, Inc. (“Telemate.Net”); Telemate.Net products are sold to enterprise customers. Both of these companies sold products almost exclusively in domestic markets. In the first quarter of 2003, the Company acquired substantially all of the operating assets of Clarent Corporation, which provided the Company with patented Voice over Internet protocol (“VoIP”) technologies for both the carrier and enterprise markets (primarily serving international markets) and significantly increased the Company’s market share in the worldwide softswitch market. At the end of the third quarter, of 2003, the Company acquired MCK Communications, Inc. (“MCK”) and added MCK’s integrated access routers and distributed telephony devices products to the Company’s enterprise segment. For the year ended December 31, 2003, 78% of the Company’s consolidated revenues came from these four acquisitions and 38% of the Company’s consolidated revenues came from the two acquisitions made by the Company in 2003.

      The Company’s strategy through 2003 was to add next-generation communications products to its suite of products through strategic acquisitions and to leverage these operations through cost reductions to enhance cash flow. With the acquisition of substantially all of the operating assets of Clarent Corporation, the Company enhanced its strategy to move its growth toward international markets. International revenue increased to 35% of the Company’s consolidated revenues for 2003 versus 8% of the Company’s consolidated revenues for 2002. As the acquisition of substantially all of the operating assets of Clarent Corporation was funded primarily by short-term seller financing, generating cash flow during 2003 was extremely important to the Company. As such, the Company leveraged its combined operations, reducing sales, general and administrative costs (as compared to costs prior to the acquisition), while preserving the research and development expenditures, which are vital to the Company’s long-term growth and viability.

      Through 2003, the Company’s focus has been on completing strategic acquisitions, integrating these acquisitions and enhancing cash flow through cost containment, especially in the sales and marketing area. In the fourth quarter of 2003, the Company believed that its revenues declined largely due to the limited sales and marketing expenditures. Going forward, the Company intends to significantly increase its expenditures for sales and marketing and focus on growing revenues organically. In the first quarter of 2004, the Company completed a private placement and raised approximately $16.3 million, net of expenses, to fund the expanded sales and marketing programs. The Company expects that these additional expenditures will significantly increase the operating loss in 2004 as compared to 2003, excluding the write-down of goodwill in 2003.

General

      The Company is a communications technology and solutions provider for communications service providers and enterprises seeking to implement application-based telephony services, Internet usage management tools and outsourced customer support services. The Company’s continuing operations include three separate business segments, the Carrier Solutions Group, which includes the Company’s Clarent softswitching division and the Company’s subsidiary NACT, the Enterprise Solutions Group, which includes the Company’s Clarent NetPerformer division, the Company’s subsidiaries Telemate.Net and MCK and the Advanced Applications Services Group, which includes the Company’s technical application support group which was previously included as part of the Enterprise Solutions Group. The Carrier Solutions Group includes domestic and international sales of hardware and software, integration, applications and technical training and support. The Enterprise Solutions Group offers hardware-based solutions (which include software) for companies seeking to build private, packet-based voice and data networks. Additionally, the Enterprise Solutions Group offers software-based solutions for Internet access and usage management that include call accounting and usage reporting for Internet protocol network devices. The Advanced Applications Services Group includes outsourced technical application services and application installation and training services to outside customers, as well as customers of the Company’s Carrier Solutions Group and Enterprise Solutions Group segments. The Company acquired MCK in September 2003, substantially all the business assets of Clarent Corporation (“Clarent”) in February 2003, NACT in July 2001 and Telemate.Net in November 2001. The Company’s discontinued operations include its legacy value-added reseller (“VAR”) business and its Hospitality Services Group (“HSG”).

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including MCK, Telemate.Net, NACT and Clarent Canada Ltd.

      The Company believes that the foregoing events significantly affect the comparability of the Company’s results of operations from year to year. You should read the following discussion of the Company’s results of operations and financial condition in conjunction with the Company’s consolidated financial statements and related notes thereto included elsewhere in this report.

Results of Operations

     Fiscal Year 2003 Compared with Fiscal Year 2002

      For the year ended December 31, 2003, the Company’s net loss totaled $18.3 million, or $0.18 per share, compared with a net loss of $2.7 million, or $0.03 per share, for the same period in 2002. The 2003 results included $1.3 million in amortization of intangibles, $780,000 in amortization of deferred compensation, $10.9 million in write-down of goodwill and $425,000 in reorganization costs. The 2002 results included $592,000 in amortization of intangibles, $1.2 million in amortization of deferred compensation, $324,000 in reorganization costs, a gain on early retirement of debt totaling $350,000 and a loss from discontinued operations of $331,000.

      Total revenue was $59.5 million in the year ended December 31, 2003, reflecting a 33% increase from 2002. Product revenue increased from $23.0 million to $36.4 million, $2.5 million net increase from the Carrier Group attributable to Clarent (softswitch) net of decline in NACT sales and $10.8 million increase from the Enterprise Group, primarily attributable to MCK and Clarent (NetPerformer) product sales. In 2003, the Company began redirecting its focus for NACT products sales away from its historic market, primarily emerging domestic carriers (which market was consolidating) towards carriers in the international market. At the same time, the Company reduced its sales and marketing expenditures for NACT in an across the board cost reduction initiative required to enable the Clarent acquisition. These events negatively impacted the revenue for NACT for 2003. Services revenue was $23.1 million in the year ended December 31, 2003, reflecting a 6% increase from the same period in 2002. Gross profit increased by $6.4 million in the year ended December 31, 2003, and was 55% of revenue in 2003, compared with 59% of revenue for 2002. The increase in gross profit dollars resulted primarily from the increase in revenues. The decrease in gross profit percentage is related to lower margins on Carrier Solutions Group due to reduced margins on NACT sales combined with the margins from the Company’s Clarent softswitching division, which has lower margins than the Company experienced in the past.

      Total operating expenses incurred in continuing operations for the year ended December 31, 2003, were $50.0 million, an increase of $21.3 million compared to the same period in 2002. The increase is primarily attributable to the following items: increases in general and administrative expenses of $3.2 million, sales and marketing expenses of $2.8 million, research and development expenses of $3.8 million, depreciation expense of $170,000, amortization of intangibles of $725,000, the write-down of goodwill of $10.9 million and reorganization costs of $101,000 offset by a decrease in amortization of deferred compensation of $393,000.

      The increase in general and administrative expenses resulted from the addition of personnel and related costs related to the acquisitions of MCK and substantially all the business assets of Clarent totaling approximately $2.4 million, an increase in general and administrative expenses at NACT of $494,000 related primarily to bad debts and an increase in corporate general and administrative expenses of approximately $398,000. The increase in corporate general and administrative expenses resulted primarily from increases in personnel related costs and insurance and travel costs related to the operations of the MCK and Clarent acquisitions during 2003.

      The increase in sales and marketing expenses resulted from the addition of personnel and related costs related to the acquisitions of MCK and substantially all the business assets of Clarent, totaling $4.9 million offset by overall decreased expenses related to on-going cost reduction initiatives of $2.1 million.

      The increase in research and development is primarily related to research and development activities at the Company’s MCK, Clarent softswitching division and Clarent NetPerformer division of $4.6 million, net of reductions in other product groups.

      The increase in depreciation expense is primarily related to the fixed assets recorded in connection with the acquisition of MCK and substantially all the business assets of Clarent of $2.0 million, as well as, the increases related to the purchase of furniture and equipment of approximately $1.5 million and $889,000 during 2003 and 2002, respectively, offset by decreases related to fully-depreciated assets. Capital expenditures are primarily depreciated on a straight-line basis over an estimated useful life of three years.

      The increase in intangible amortization is primarily related to the amortization of other intangible assets related to the acquisitions of MCK and substantially all the business assets of Clarent and the amortization of the customer relationship costs related to the 1998 acquisition of Encore Group as recorded in the fourth quarter of 2002 as a result of the earn-out component of that acquisition.

      The write-down of goodwill relates to the acquisition of MCK. In April 2003, the Company negotiated the original agreement to purchase MCK in which the MCK stockholders would be entitled to receive approximately 20.0 million shares of the Company’s common stock (the “Common Stock”) which was valued at $13.0 million, based on the volume weighted average closing price per share of the Company’s Common Stock as reported on the Nasdaq SmallCap Market for the 20 trading day period beginning March 19, 2003 and ending April 15, 2003. As part of the original agreement, the Company was to receive $7.5 million in cash. The terms of the agreement were amended on June 13, 2003. Under the amended terms, MCK stockholders were entitled to receive approximately 18.3 million shares of the Company’s Common Stock and the cash MCK was required to have at the closing of the merger was reduced from $7.5 million to approximately $6.4 million. Although the number of shares of the Company’s Common Stock to be issued in the merger was reduced by the amendment, the amendment changed the measurement date for valuing such shares. As a result of the increase in the price of the Company’s Common Stock, prior to June 13, 2003, the revised valuation for the shares of the Company’s Common Stock to be issued in the merger increased to $24.1 million. As a result of this increase in value, the goodwill recorded in the merger was impaired upon closing the merger. The Company completed an impairment analysis in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Based upon this analysis, the Company recorded a write-off of approximately $10.9 million during the year ended December 31, 2003.

      In the first and third quarters of 2003, the Company announced reorganizations to accommodate the acquisition of the assets of Clarent and, as a part of its effort to consolidate functions and improve operational efficiencies, the Company eliminated 25 positions held by employees. As a result of these actions, the Company recorded reorganization costs of $425,000 during the year ended December 31, 2003. The reorganization costs consist of severance costs and non-cash stock compensation expense related primarily to the acceleration of vesting of options. Annualized savings are expected to be approximately $1.9 million.

      In the third and fourth quarters of 2002, the Company implemented several restructuring plans as a part of its effort to improve operational efficiencies and financial performance and eliminated 42 positions held by employees. As a result of these actions, the Company recorded reorganization costs of $324,000. Annualized savings beginning in the first quarter of 2003 are expected to be approximately $2.8 million.

      The $393,000 decrease in amortization of deferred compensation primarily related to the termination of certain options and full vesting of other options outstanding since the Company’s acquisitions of Telemate.Net in November 2001 and Cereus Technology Partners, Inc. (“Cereus”) in September 2000. The deferred compensation represents the intrinsic value of the Telemate.Net and Cereus unvested options outstanding at the date of the acquisitions of Telemate.Net and Cereus and is amortized over the remaining vesting period of the options.

      As a percent of revenue, operating expenses from continuing operations were 84% during the year ended December 31, 2003, up from 64% for the same period in 2002.

      Other income was $338,000 during the year ended December 31, 2003, compared with $881,000 for the same period in 2002. Included in other income during the year ended December 31, 2003 was $323,000 of non-recurring transactions related to the sale of non-operating assets. Included in other income during the year ended December 31, 2002 was a gain of $350,000 on early retirement of debt and $254,000 of non-recurring transactions related to health insurance proceeds and sale of non-operating assets.

      In November 2002, the Company negotiated the early retirement of the remaining $1.75 million plus accrued interest due on the note made by the Company on April 25, 2002, in favor of WA Telcom Products Co., Inc., in connection with the acquisition of NACT. The Company paid $1.4 million plus accrued interest and recognized a gain on early retirement of debt of $350,000.

      Equity in income of Shanghai BeTrue Infotech Co., Ltd. (“BeTrue”) was $73,000 during the year ended December 31, 2003, compared to equity in loss of investment of $5,000 in 2002. This amount represents the Company’s portion of BeTrue’s income or losses since the Company’s acquisition of a 51% interest in BeTrue on October 1, 2002. Due to the shared decision making between the Company and its equity partner, the results of BeTrue are treated as an equity investment rather than being consolidated.

      Net interest expense was $1.5 million during the year ended December 31, 2003, an increase of $367,000 compared to the same period in 2002. The increase was attributable to increased borrowings on the Company’s line of credit and notes payable for the acquisition of assets from Clarent, net of reductions related to the interest on the deferred payment due for the purchase of NACT and interest income on notes receivable from shareholders.

      The Company recorded an income tax benefit of $200,000 during the year ended December 31, 2002, due to the reversal of a previously accrued exposure item no longer deemed necessary.

     Business Unit Performance

	Carrier		Enterprise		Advanced
	Solutions		Solutions		Applications
	Group		Group		Services Group		Consolidated

	For the Year Ended December 31,

	2003	2002	2003	2002	2003	2002	2003	2002

	(Dollars in thousands)
Revenue	$29,744	$26,319	$16,743	$5,940	$13,011	$12,539	$59,498	$44,798

Gross profit	16,042	16,378	10,733	4,240	5,999	5,731	32,774	26,349
Gross margin	54%	62%	64%	71%	46%	46%	55%	59%
General and administrative	5,238	3,901	1,315	310	821	845	7,374	5,056
Research and development	6,756	5,417	2,873	457	—	—	9,629	5,874

Contribution before unallocated items	$4,048	$7,060	$6,545	$3,473	$5,178	$4,886	$15,771	$15,419

Unallocated items:
General and administrative							6,967	6,095
Sales and marketing							9,642	6,835
Depreciation and amortization of property and equipment							2,900	2,730
Amortization of intangibles							1,317	592
Amortization of deferred compensation, related to sales, general and administrative							780	1,173
Write-down of goodwill							10,930	—
Reorganization costs							425	324

Operating loss							(17,190)	(2,330)
Other income							338	881
Equity in income (loss) of investment							73	(5)
Interest expense, net							(1,508)	(1,141)
Income tax benefit							—	200

Loss from continuing operations							$(18,287)	$(2,395)

     Carrier Solutions Group

      Total revenue from the Company’s Carrier Solutions Group was $29.7 million in the year ended December 31, 2003, a 13% increase from the same period in 2002. The net increase in revenue is attributable to Clarent product sales offset by a decrease in NACT product sales. In 2003, the Company began redirecting its focus for NACT products sales away from its historic market, primarily emerging domestic carriers (which market was consolidating) towards carriers in the international market. At the same time, the Company reduced its sales and marketing expenditures for NACT in an across the board cost reduction initiative required to enable the Clarent acquisition.

      Gross profit decreased by $336,000 in the year ended December 31, 2003, and was 54% of revenue, a decrease from 62% of revenue in the same period in 2002. The decrease in gross profit dollars and gross margin reflects the reduced margin on NACT sales combined with the margins from the Company’s Clarent softswitching division, which has lower margins than the Company experienced in the past.

      Allocated operating expenses incurred in the Carrier Solutions Group for the year ended December 31, 2003, were $12.0 million, an increase of $2.7 million compared to the same period in 2002. The increase in general and administrative expenses reflects the Company’s acquisition of Clarent’s business assets in February 2003 and additional bad debt expense at NACT. The increase in research and development expenses reflect increases related to the Company’s acquisition of Clarent’s business assets in February 2003 offset by cost savings in the operations of NACT. As a percent of revenue, operating expenses for the Carrier Solutions Group were 40% during the year ended December 31, 2003 up from 35% during the same period in 2002.

     Enterprise Solutions Group

      Total revenue for the Company’s Enterprise Solutions Group was $16.7 million in the year ended December 31, 2003, a 182% increase from 2002. The increase in revenue is primarily related to the Company’s acquisitions: MCK in September 2003 and Clarent’s Netperformer division in February 2003.

      Gross profit increased by $6.5 million in the year ended December 31, 2003 and was 64% of revenue compared with 71% for 2002. The Company’s additions of MCK in September 2003 and Clarent’s Netperformer division in February 2003 were the primary causes of the increase in gross profit dollars.

      Allocated operating expenses incurred in the Enterprise Solutions Group for the year ended December 31, 2003, were $4.2 million, an increase of $3.4 million compared to the same period in 2002. The increases in general and administrative expenses and research and development expenses relates to the addition of MCK in September 2003 and Clarent’s Netperformer division in February 2003. As a percent of revenue, allocated operating expenses for the Enterprise Solutions Group were 25% during the year ended December 31, 2003, up from 13% during the same period in 2002. The increase is primarily attributable to the increase in research and development expenses as a percentage of revenue related to the operations of the Company’s MCK and Clarent Netperformer divisions.

     Advanced Applications Services Group

      Total revenue for the Company’s Advanced Applications Services Group was $13.0 million in the year ended December 31, 2003, a 4% increase from 2002.

      Gross profit increased by $268,000 in the year ended December 31, 2003 and was 46% of revenue, comparable to the same period in 2002.

      Allocated operating expenses incurred in the Advanced Applications Services Group for the year ended December 31, 2003, were $821,000, a decrease of $24,000 compared to the same period in 2002. The decrease in general and administrative expenses primarily relates to a reduction of personnel and related costs. As a percent of revenue, allocated operating expenses for the Advanced Applications Services Group were 6% during the year ended December 31, 2003, down from 7% during the same period in 2002.

     Discontinued Operations

      Following the acquisition of NACT in July of 2001, the Company determined that its legacy VAR business was not strategic to the Company’s ongoing objectives and discontinued capital and human resource investment in its legacy VAR business. Accordingly, the Company elected to report its legacy VAR business as discontinued operations by early adoption of Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for Impairment on Disposal of Long-Lived Assets” (“SFAS No. 144”). The consolidated financial statements have been reclassified to segregate the net assets and operating results of this business segment.

      There were no results of discontinued operations for the year ended December 31, 2003. Summary operating results of the discontinued operations for the year ended December 31, 2002 (in thousands) were as follows:

Revenue	$223

Gross loss	$(331)

Operating loss	$(331)

Loss from discontinued operations	$(331)

     Fiscal Year 2002 Compared with Fiscal Year 2001

      For the year ended December 31, 2002, the Company’s net loss totaled $2.7 million, or $0.03 per share, compared with net loss of $147.6 million, or $2.71 per share, for the same period in 2001. The 2002 results include $592,000 in amortization of intangibles, $1.2 million in amortization of deferred compensation, $324,000 in reorganization costs, a loss from discontinued operations of $331,000 and a $350,000 gain on early retirement of debt. The 2001 results include $1.5 million in amortization of intangibles, $1.8 million in amortization of deferred compensation, a loss from discontinued operations of $136.1 million and a $1.6 million loss from debt conversion.

Continuing Operations

      For the year ended December 31, 2002, the Company’s net loss from continuing operations totaled $2.4 million, or $0.03 per share, compared with a net loss of $11.5 million, or $0.21 per share, for 2001. The 2002 results included $592,000 in amortization of intangibles, $1.2 million in amortization of deferred compensation, $324,000 in reorganization costs and a $350,000 gain on early retirement of debt. The 2001 results included $1.5 million in amortization of intangibles, $1.8 million in amortization of deferred compensation and a $1.6 million loss on debt conversion.

      Total revenue was $44.8 million in the year ended December 31, 2002, reflecting a 50% increase from 2001. NACT accounted for $10.5 million and Telemate.Net accounted for $4.9 million of the increase in revenue. Products revenue was $23.0 million in the year ended December 31, 2002, and was primarily related to the NACT products. Products revenue was $14.4 million for the year ended December 31, 2001. Services revenue was $21.8 million in the year ended December 31, 2002, reflecting a 40% increase from 2001. Gross profit increased by $11.3 million in the year ended December 31, 2002, to $26.3 million, and was 59% of revenue, compared with 50% of revenue for 2001. The increase in revenue, gross profit percentage and gross profit dollars resulted primarily from the Company’s acquisition of NACT in July 2001 and Telemate.Net in November 2001, both of which sell higher margin proprietary products and services.

      Total operating expenses incurred in continuing operations for the year ended December 31, 2002, were $28.7 million, an increase of $5.0 million compared to the same period in 2001. The increase is primarily attributable to the following items: increases in sales and marketing expenses of $3.5 million, research and development of $3.1 million, depreciation expense of $570,000 and reorganization costs of $324,000 offset by decreases in general and administrative expenses of $1.1 million, intangible amortization of $919,000 and amortization of deferred compensation of $593,000.

      The increase in sales and marketing expenses resulted from the addition of personnel and related costs related to the acquisitions of NACT in July 2001 of approximately $2.3 million and Telemate.Net in November 2001 of approximately $1.3 million.

      The increase in research and development is primarily related to the acquisitions of NACT and Telemate.Net in July 2001 and November 2001, respectively.

      The increase in depreciation expense is primarily related to the purchase of furniture and equipment of approximately $889,000 and $1.4 million during 2002 and 2001, respectively, as well as the increased depreciation related to the assets acquired in the NACT and Telemate.Net acquisitions. Capital expenditures are primarily depreciated on a straight-line basis over an estimated useful life of three years.

      In the third and fourth quarters of 2002, the Company implemented several restructuring plans as a part of its effort to improve operational efficiencies and financial performance and eliminated 42 positions held by employees. As a result of these actions, the Company recorded reorganization costs of $324,000. Annualized savings beginning in the first quarter of 2003 are expected to be approximately $2.8 million.

      The decrease in general and administrative expenses resulted from on-going cost reduction initiatives resulting in reduced personnel, telecom and other general and administrative expenses in the corporate and customer response center operations of approximately $2.8 million offset by the addition of personnel and related costs related to acquisitions of NACT in July 2001 of approximately $1.6 million and Telemate.Net in November 2001 of approximately $114,000.

      The $919,000 decrease in intangible amortization is primarily related to the adoption of SFAS No. 142 which eliminated amortization of goodwill beginning January 1, 2002.

      The $593,000 decrease in amortization of deferred compensation primarily related to the termination of certain options and full vesting of other options outstanding since the Company’s acquisition of Telemate.Net in November 2001 and Cereus in September 2000. The deferred compensation represents the intrinsic value of the Telemate.Net and Cereus unvested options outstanding at the date of the acquisitions of Telemate.Net and Cereus and is amortized over the remaining vesting period of the options.

      As a percent of revenue, operating expenses from continuing operations were 64% during the year ended December 31, 2002, down from 79% for the same period in 2001.

      Other income was $881,000 during the year ended December 31, 2002, compared with expense of $1.4 million for the same period in 2001. Included in other income during the year ended December 31, 2002 was a $350,000 gain on early retirement of debt and $254,000 of non-recurring transactions related to health insurance proceeds and sale of non-operating assets. The Company incurred a loss of $1.6 million in 2001 on debt conversion, as more fully described below.

      In November 2002, the Company negotiated the early retirement of the remaining $1.75 million plus accrued interest due on the note made by the Company on April 25, 2002, in favor of WA Telcom Products Co., Inc., in connection with the acquisition of NACT. The Company paid $1.4 million plus accrued interest and recognized a gain on early retirement of debt of $350,000.

      In January 2001, the Company modified the terms of the $7.0 million outstanding balance of its 5% convertible subordinated debentures as follows: the Company repurchased $4.5 million, converted $1.5 million into Common Stock at a price of $1.40 per share, fixed the conversion rate at $1.19 per share for the remaining $1.0 million and issued warrants to purchase 945,378 shares of Common Stock at an exercise price of $1.64 per share. The cost of this conversion and early retirement of debt totaled $1.6 million.

      Equity in loss of investment was $5,000 during the year ended December 31, 2002. This amount represents the Company’s portion of BeTrue’s losses since the Company’s acquisition of a 51% interest in BeTrue on October 1, 2002.

      Interest expense was $1.1 million during the year ended December 31, 2002, a decrease of $220,000 compared to the same period in 2001. The decrease was attributable to the reduction of interest on the Company’s 5% convertible subordinated debentures, which were paid or converted to Common Stock in 2001, and interest on the Company’s Series B Preferred Stock issued in connection with the Company’s acquisition of NACT offset by the amortization of the fair value of warrants issued to Silicon Valley Bank, the Company’s primary lender, in connection with the Company’s credit facility with Silicon Valley Bank.

      The Company recorded an income tax benefit of $200,000 during the year ended December 31, 2002, due to the reversal of a previously accrued exposure item no longer deemed necessary.

     Business Unit Performance

	Carrier Solutions		Enterprise Solutions		Advanced Applications
	Group		Group		Services Group		Consolidated

	For the Year Ended December 31,

	2002	2001	2002	2001	2002	2001	2002	2001

	(Dollars in thousands)
Revenue	$26,319	$15,773	$5,940	$1,216	$12,539	$12,910	$44,798	$29,899

Gross profit	16,378	9,106	4,240	557	5,731	5,424	26,349	15,087
Gross margin	62%	58%	71%	46%	46%	42%	59%	50%
General and administrative	3,901	2,278	310	446	845	1,557	5,056	4,281
Research and development	5,417	1,938	457	817	—	—	5,874	2,755

Contribution (loss) before unallocated items	$7,060	$4,890	$3,473	$(706)	$4,886	$3,867	$15,419	$8,051

Unallocated items:
General and administrative							6,095	7,926
Sales and marketing							6,835	3,307
Depreciation and amortization of property and equipment							2,730	2,160
Amortization of intangibles							592	1,511
Amortization of deferred compensation, related to sales, general and administrative							1,173	1,766
Reorganization costs							324	—

Operating loss							(2,330)	(8,619)
Other income							881	(1,437)
Equity in income (loss) of investment							(5)	—
Interest expense, net							(1,141)	(1,361)
Income taxes							200	(100)

Loss from continuing operations							$(2,395)	$(11,517)

     Carrier Solutions Group

      Total revenue from the Company’s Carrier Solutions Group was $26.3 million in the year ended December 31, 2002, a 67% increase from the same period in 2001. The increase in revenue reflects a full year of activity in 2002 versus only five months of activity in 2001 since the acquisition of NACT on July 27, 2001, plus the resale activity in the first and second quarters of 2001. Prior to the acquisition of NACT in July 2001, the Company became an NACT reseller in the first quarter of 2001. The Company resold NACT gateway solutions totaling $2.8 million with cost of product sales of $2.1 million prior to July 27, 2001.

      Gross profit increased by $7.3 million in the year ended December 31, 2002, and was 62% of revenue, an increase from 58% of revenue in the same period in 2001. The increase in gross profit dollars reflects a full year of activity in 2002 versus only five months of activity in 2001. The increase in gross margin is related to the lower margin resale activity in the first and second quarters of 2001.

      Allocated operating expenses incurred in the Carrier Solutions Group for the year ended December 31, 2002, were $9.3 million, an increase of $5.1 million compared to the same period in 2001. The increases in general and administrative and research and development expenses reflect the operations of NACT for a full year of activity in 2002 versus only five months of activity in 2001. Prior to the acquisition of NACT, there were no material operating expenses related to the Carrier Solutions Group segment. As a percent of revenue, operating expenses for the Carrier Solutions Group were 35% during the year ended December 31, 2002, up from 27% for 2001 due to increased research and development activities.

     Enterprise Solutions Group

      Total revenue for the Company’s Enterprise Solutions Group was $5.9 million in the year ended December 31, 2002, a 388% increase from 2001. The increase in revenue is primarily related to the Company’s acquisition of Telemate.Net in November 2001.

      Gross profit increased by $3.7 million in the year ended December 31, 2002 and was 71% of revenue compared with 46% for 2001. The improvement in gross margin was primarily attributable to a full year of operations in 2002 of the Company’s Telemate.Net operations, which offer higher margin proprietary products.

      Allocated operating expenses incurred in the Enterprise Solutions Group for the year ended December 31, 2002, were $767,000, a decrease of $496,000 compared to the same period in 2001. General and administrative expenses decreased by $136,000 related to lower expenses related to MessageClick Inc. (“MessageClick”), which the Company acquired in November 2000, the activities of which were substantially eliminated in the second quarter of 2001, offset by the increase related to a full year of expenses for Telemate.Net, which was acquired in November 2001. The decrease in research and development expenses relates to the elimination of the research and development activity related to MessageClick’s ASP operations in 2001, of approximately $715,000 offset by the addition of the research and development activities of Telemate.Net, which was acquired in November 2001 of approximately $355,000. As a percent of revenue, allocated operating expenses for the Enterprise Solutions Group were 13% during the year ended December 31, 2002, down from 104% for 2001.

     Advanced Applications Services Group

      Total revenue for the Company’s Advanced Applications Services Group was $12.5 million in the year ended December 31, 2002, a 3% decrease from 2001. The decrease in revenue was related to discontinued support related to one customer.

      Gross profit increased by $307,000 in the year ended December 31, 2002 and was 46% of revenue compared with 42% for 2001.

      Allocated operating expenses incurred in the Advanced Applications Services Group for the year ended December 31, 2002 were $845,000, a decrease of $712,000 compared to the same period in 2001. The decrease in general and administrative expenses is due to a decrease in personnel and related costs, resulting from on-going cost reduction initiatives as well as a decrease in bad debt expense related to improved collection efforts. As a percent of revenue, allocated operating expenses for the Advanced Applications Services Group were 7% during the year ended December 31, 2002, down from 12% for 2001.

     Discontinued Operations

      Following the acquisition of NACT in July of 2001, the Company determined that its legacy VAR business was not strategic to the Company’s ongoing objectives and discontinued capital and human resource investment in this business. Accordingly, the Company elected to report its legacy VAR business as discontinued operations by early adoption of SFAS No. 144. This business was added to HSG (which was reported as discontinued operations in 2000) for a combined presentation of discontinued operations, and the consolidated financial statements have been reclassified to segregate the net assets and operating results of these business segments.

      Summary operating results of the discontinued operations for the years ended December 31, 2002 and 2001 (in thousands) were as follows:

	Years ended
	December 31,

	2002	2001

Revenue	$223	$12,762

Gross (loss) profit	$(331)	$374

Operating loss	$(331)	$(135,598)
Loss on disposal of assets	—	(500)

Loss from discontinued operations	$(331)	$(136,098)

      The loss from discontinued operations in the year ended December 30, 2001 includes depreciation of $546,000, amortization of intangibles of $22.7 million, write-down of goodwill of $95.3 million, amortization of deferred compensation of $267,000 and reorganization costs of $9.2 million.

      The reorganization costs consist of the following (in thousands):

2001

Severance costs	$1,217
Facilities closings	6,162
Inventory write-down	1,005
MessageClick ASP exiting costs	824

$9,208

Critical Accounting Policies

      The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Factors that could affect the Company’s future operating results and cause actual results to vary from expectations include, but are not limited to, lower than anticipated growth from existing customers, an inability to attract new customers, an inability to successfully integrate acquisitions and technology changes, or a decline in the financial stability of the Company’s customers. Negative developments in these or other risk factors could have a material adverse affect on the Company’s financial position and results of operations.

      A summary of the Company’s critical accounting policies follows:

     Allowance for Doubtful Accounts

      The Company is required to estimate the collectibility of its trade receivables. Considerable judgment is required in assessing the ultimate realization of these receivables, including the creditworthiness of each customer. The evaluation is based on credit information and collection history concerning the customer up and through the determination date. The Company determines the allowance for doubtful accounts based on a specific review of outstanding customer balances and a general reserve based upon the aging of customer accounts and write-off history. Significant changes in required reserves have been recorded in recent periods and may occur in the future due to the current telecommunications and general economic environments and updates to the customer credit information and collection activity.

     Inventory Obsolescence

      The Company is required to state its inventories at the lower of cost or market. In assessing the ultimate realization of inventories, the Company makes judgments as to future demand requirements and compares that with the current and committed inventory levels. The Company has recorded changes in net realizable values in recent periods due to impact of current and future technology trends and changes in strategic direction, such as discontinuances of product lines, as well as, changes in market conditions due to changes in demand requirements. Estimates of the future demand for the inventory are based on sales projections for different products, as well as estimates of inventory required to fulfill maintenance requirements for products previously sold. It is possible that changes in the net realizable value of inventory may continue to occur in the future due to the current market conditions.

     Restructuring Accruals

Discontinued Operations

      During 2001, the Company initiated certain restructuring plans. In conjunction with these restructuring plans, the Company established a restructuring reserve account for the estimated costs related to the plans. These costs primarily related to facilities closings, severance costs and MessageClick ASP service exiting costs. For the facilities closings cost, a reserve was established for all remaining lease payments due on buildings and equipment that were no longer being utilized in continuing operations, less assumptions for sub-leases. The accrual for one of the leases with total payments remaining of $2.4 million assumes that the building will be sub-leased for 44% of the total lease liability over the term of the lease. As of December 31, 2003, the Company had a remaining reserve balance of approximately $1.5 million, which is included in liabilities of discontinued operations. The Company currently believes that this remaining estimated balance is appropriate to cover future obligations associated with the restructurings, however, changes in these estimates could occur based on changes in the financial condition of the sublessees.

     Deferred Tax Asset Valuation Allowance

      The Company currently has significant deferred tax assets, which are subject to periodic recoverability assessment. Realization of the Company’s deferred tax assets is principally dependant upon achievement of projected future taxable income. The Company’s estimates regarding future profitability may change due to market conditions, its ability to continue to successfully execute its strategic plan and other factors. These changes, if any, may require possible material adjustments to these deferred tax asset balances. Due to the uncertainty of the Company’s ability to recognize the entire tax benefit, the Company established an offsetting provision for the tax assets.

     Litigation and Related Contingencies

      The Company is subject to proceedings, lawsuits and other claims related to labor, product and other matters. The Company assesses the likelihood of any adverse judgments or outcomes to these matters, as well as, potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made by the Company with assistance of its legal counsel after careful analysis of each individual issue based upon the then-current facts and circumstances and discussions with legal counsel. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

     Goodwill, Intangible Assets and Long-Lived Assets

      Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Significant estimates are made with respect to the impairment testing. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.

      In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment and purchased assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Significant estimates are made with respect to recoverability and fair value assessments.

Liquidity and Capital Resources

     Summary

      Liquidity is the measurement of the Company’s ability to have adequate cash or access to cash at all times in order to meet financial obligations when due, as well as to fund corporate expansion and other activities. Historically, the Company has met its liquidity requirements through a combination of cash provided by debt from third party lenders, issuances of debt and equity securities, purchases of the other businesses and the sale of discontinued businesses and acquisitions.

      At December 31, 2003, the Company had a positive working capital position (excess of current assets over current liabilities) of $12.7 million compared to a positive working capital position of $1.8 million at

December 31, 2002. The Company’s cash and cash equivalents totaled $7.7 million at December 31, 2003, and $1.3 million at December 31, 2002. Total long-term debt, net of discount, was $6.6 million at December 31, 2003 and $3.7 million at December 31, 2002. At December 31, 2003, the Company had no borrowings under its $10.0 million Amended Credit Agreement with Silicon Valley Bank; at December 31, 2002 there was $800,000 outstanding. The Company’s borrowing availability under the Amended Credit Agreement at December 31, 2003 was $7.8 million. (This amount does not include the effect of MCK on the Company’s borrowing ability because Silicon Valley Bank has not yet conducted an audit that would determine the amount of MCK receivables to be included in the borrowing base. In addition, the Company was not borrowing and did not need the additional borrowing availability. The Company estimates that including the MCK receivables would increase availability by approximately $1.5 million). The Company has an outstanding stand-by letter of credit in the amount of $200,000 at December 31, 2003 which would reduce borrowing capacity under the Amended Credit Agreement.

      On February 12, 2003, in connection with the Company’s acquisition of the assets of Clarent, the Company amended its existing original Credit Agreement with Silicon Valley Bank, and in connection therewith, the Company and Silicon Valley Bank entered into certain amendments to the existing credit facility and certain additional credit agreements. Such amendments and additional agreements increased the Company’s asset-based revolving credit line from $5.0 million to $10.0 million and include an EX-IM facility that provides for working capital based on the Company’s international accounts receivable and inventories related to export sales primarily associated with Clarent’s assets. The amendments and additional agreements also extended the term of the original Credit Agreement for 18 months (through August 13, 2004). The Company and Silicon Valley Bank further amended the credit facility in connection with the acquisition of MCK.

      On February 12, 2003, the Company acquired substantially all the business assets and assumed certain related liabilities of Clarent for $9.8 million in notes. At the closing of the acquisition, the Company issued three promissory notes to Clarent: a $5.0 million secured note due February 13, 2004, which bears interest at 10% per annum, which was paid off at December 31, 2003; a $1.8 million non-interest bearing unsecured note due February 13, 2004, discounted at 6.25% per annum, of which $1.5 million was paid through December 31, 2003 and the balance of $350,000 was paid in February 2004; and a $3.0 million secured note due February 12, 2008, which bears interest at 5% per annum, discounted at 7.5% per annum. The assets the Company purchased from Clarent secure the secured notes.

     Cash Flow

      Cash used in the Company’s continuing operations in the year ended December 31, 2003 totaled approximately $536,000 compared with cash used in continuing operations of $3.5 million for 2002. The Company’s use of cash in continuing operations during 2003 resulted primarily from cash used for changes in current operating assets and liabilities of approximately $1.1 million and was offset by cash provided from continuing operations of $556,000 (net loss from continuing operations of $18.3 million reduced by non-cash charges totaling $19.0 million, including depreciation and amortization of $5.6 million, provision for doubtful accounts of $2.5 million and a write-down of goodwill of $10.9 million). The Company’s use of cash in continuing operations during 2002 resulted primarily from cash used for changes in current operating assets and liabilities of approximately $7.7 million and was offset by cash provided from continuing operations of $4.2 million (net loss from continuing operations of $2.4 million reduced by non-cash charges totaling $6.6 million, including depreciation and amortization of $5.1 million and provision for doubtful accounts of $1.8 million offset by a gain on early retirement of debt of $350,000).

      Cash used in the Company’s discontinued operations in the year ended December 31, 2003, totaled $922,000 compared with cash used in discontinued operations of $1.1 million for 2002.

      The Company received cash from investing activities in the year ended December 31, 2003 of approximately $6.5 million, compared to cash used in investing activities of $1.8 million in the same period of 2002. In the year ended December 31, 2003, the Company received $9.3 million in cash, related to the acquisition of MCK, and used $906,000 in cash, net of cash acquired, related to the acquisition of the assets of

Clarent. The Company spent $1.5 million and $889,000 on capital expenditures in the year ended December 31, 2003 and 2002, respectively. In 2002, the Company paid $605,000 toward its investment in BeTrue. The Company also invested $533,000 and $348,000 on purchased software development costs in the year ended December 31, 2003 and 2002, respectively. During 2003, restricted cash decreased by $88,000.

      Cash provided by financing activities totaled approximately $1.3 million in the year ended December 31, 2003, compared to $317,000 for 2002. The Company received $1.8 million in payments of notes receivable from shareholders, received proceeds from the issuance of the Company’s Common Stock related to the exercise of stock options of $2.0 million and proceeds from the issuance of the Company’s Common Stock related to the exercise of warrants of $4.8 million and paid $800,000 on the Company’s credit line and $6.5 million on the notes payable for the purchase of the assets of Clarent in 2003. Payments on the Note made by the Company in connection with the acquisition of NACT totaling $3.9 million were offset by net proceeds from a private placement of $3.0 million, borrowings on the Company’s credit line of $800,000, proceeds from the issuance of the Common Stock totaling $408,000 and payments on notes receivable from shareholders totaling $24,000 in 2002.

Contractual Obligations and Commercial Commitments

      The following summarizes the Company’s future contractual obligations at December 31, 2003 (in thousands):

	Payments Due By Period

		Less than			After
Contractual Obligations	Total	1 year	1-3 years	4-5 years	5 years

Line of credit	—	—	—	—	—
Additional payments for the acquisition of Encore Group	1,074	555	469	50	—
Notes payable	3,350	350	3,000
Convertible subordinated debentures	4,500	—	4,500	—	—
Accrued costs of MCK acquisition	7,372	4,324	2,609	439
Operating Leases:
Continuing operations	14,392	2,974	5,189	4,164	2,065
Discontinued operations	2,894	988	748	764	394

Total contractual cash obligations	$33,582	$9,191	$13,515	$8,417	$2,459

      Note, this table excludes interest expense and sublease rentals and assumes that leases are not renewed.

      The Company has an outstanding stand-by letter of credit in the amount of $200,000 at December 31, 2003. Silicon Valley Bank issued an additional stand-by letter of credit on behalf of the Company in the amount of $1.6 million in January 2004.

Sources of Cash

      For 2004, the Company expects that its primary sources of cash will be from issuances of equity or debt securities, cash on hand, borrowings under its Amended Credit Agreement with Silicon Valley Bank and other sources. In February 2004, the Company issued, in a private placement, 9.8 million shares of its Common Stock and warrants to purchase 2.5 million shares of its Common Stock for an aggregate purchase price of $17.7 million, or $1.80 per share. The Company received approximately $16.25 million, net of expenses. The Company expects that its current operations will not generate positive income from continuing operations before interest, taxes, depreciation, amortization of intangibles and amortization of deferred compensation (“EBITDA”) for next year as the Company is investing in additional sales and marketing and research and development costs. However, the Company believes that it will have sufficient liquidity from its cash on hand, the cash raised in the private placement and its unused credit facility to meet its current financial obligations during 2004.

      The Amended Credit Agreement with Silicon Valley Bank, however, is subject to certain financial covenants (including a minimum EBITDA covenant) and limitations on the Company’s ability to access funds under the Amended Credit Agreement. The Company was not in compliance with the EBITDA covenant as of December 31, 2003 and received a waiver. In February 2004, the Company and Silicon Valley Bank further amended the credit facility to replace the EBITDA covenant, with an adjusted minimum cash on hand requirement and a tangible net worth covenant. If the Company is in violation of the Amended Credit Agreement, or does not have sufficient eligible accounts receivable and inventory to support the level of borrowings it may need, then the Company may be unable to draw on the Amended Credit Agreement to the extent necessary. To the extent the Company does not have borrowing availability under the Amended Credit Agreement, the Company may be required to obtain additional sources of capital, sell assets, obtain an amendment to the Amended Credit Agreement or otherwise restructure its outstanding indebtedness. Additional borrowings other than pursuant to the Amended Credit Agreement must be approved by Silicon Valley Bank. If the Company is unable to obtain additional capital, sell assets, obtain an amendment to the Amended Credit Agreement or otherwise restructure its outstanding indebtedness, then the Company may not be able to meet its obligations. The Amended Credit Agreement if not extended or replaced expires August 12, 2004.

      The Company’s short-term cash needs are for working capital, including cash operating losses, capital expenditures, remaining unpaid transaction costs related to the acquisition of MCK, severance and retention bonus payments related to the acquisition of MCK totaling approximately $3.0 million, payments on the unsecured note made by the Company in connection with the acquisition of Clarent’s assets, totaling approximately $350,000 plus interest due February 13, 2004 and payments related to discontinued operations. At December 31, 2003, accrued costs of MCK acquisition and other long-term liabilities include $1.7 million in lease payments related to lease obligations for excess space at the date of acquisition. The Company expects to pay out approximately $611,000 related to these obligations in the next twelve months. At December 31, 2003, liabilities of discontinued operations included $1.5 million in lease payments related to discontinued operations. The Company expects to pay out approximately $367,000 related to discontinued operations in the next twelve months.

      The Company’s long-term cash needs are related to the costs of growing its current business as well as prospective businesses to be acquired, including capital expenditures and working capital. The Company expects to meet these cash needs through cash from operations, if any, cash on hand, borrowings under the Amended Credit Agreement or other debt facilities, if available, as well as through possible issuances of equity or debt securities. If sufficient borrowing capacity under a working capital line of credit is unavailable (or if the Company is unable to restructure its existing Amended Credit Agreement in the event that the Company requires additional borrowing capacity), or if the Company is otherwise unable to obtain additional capital or sell assets, then the Company may not be able to meet its obligations and growth plans.

Accounting Pronouncements Issued, Not Adopted

      In February 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”). The provisions of SFAS No. 150 (see below for additional information) are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before May 31, 2003 and still existing at the beginning of the interim period of adoption.

      FASB Staff Position FAS 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with

Characteristics of Both Liabilities and Equity” (“FSP FAS 150-3”), defers the effective date for certain mandatorily redeemable financial instruments issued by a non-SEC registrant and defers the effective date of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests of all entities. The adoption of SFAS No. 150 did not have a material effect on the Company’s financial position or results of operations. Additionally, based on the nature of the Company’s current instruments and interests, the Company does not believe there will be a material effect on the Company’s financial position or results of operations resulting from the adoption of the remaining components of FSP FAS 150-3.

      In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN No. 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN No. 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. Companies are required to apply FIN No. 46R to variable interests in variable interest entities (“VIEs”) created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation is applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN No. 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially are measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN No. 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company is evaluating the impact of applying FIN No. 46R and has not yet completed its analysis.

Risk Factors

     The price of the Common Stock has been volatile.

      The stock market in general, and the market for technology companies in particular, has recently experienced extreme volatility that has often been unrelated to the operating performance of particular companies. From January 1, 2002 to September 12, 2002, the per share closing price of the Common Stock on the Nasdaq National Market fluctuated from a high of $1.79 to a low of $0.26. From September 13, 2002 to February 29, 2004, the per share closing price of the Common Stock on the Nasdaq SmallCap Market fluctuated from a high of $5.07 to a low of $0.26. The Company believes that the volatility of the price of the Common Stock does not solely relate to the Company’s performance and is broadly consistent with volatility experienced in the Company’s industry. Fluctuations may result from, among other reasons, responses to operating results, announcements by competitors, regulatory changes, economic changes, market valuation of technology firms and general market conditions.

      In addition, in order to respond to competitive developments, the Company may from time to time make pricing, service or marketing decisions that could harm its business. Also, the Company’s operating results in one or more future quarters may fall below the expectations of securities analysts and investors. In either case, the trading price of the Common Stock would likely decline.

      The trading price of the Common Stock could continue to be subject to wide fluctuations in response to these or other factors, many of which are beyond the Company’s control. If the market price of the Common Stock decreases, then shareholders may not be able to sell their shares of Common Stock at a profit.

     The Company may be unable to fund future growth.

      The Company’s business strategy calls for growth internally as well as through acquisitions. To this end, the Company has determined to invest substantial funds to increase its sales and marketing resources in order to grow revenues. This strategy to increase sales and marketing resources as well as other strategies for growth internally which the Company may implement now or in the future will require funding for additional personnel, capital expenditures and other expenses, as well as for working capital purposes. Financing may not be available to the Company on favorable terms or at all. If adequate funds are not available on acceptable terms, then the Company may not be able to meet its business objectives for expansion. This, in turn, could harm the Company’s business, results of operations and financial condition. In addition, if the Company raises additional funds through the issuance of equity or convertible debt securities, then the percentage ownership of the Company’s shareholders will be reduced, and any new securities could have rights, preferences and privileges senior to those of the Common Stock. Furthermore, if the Company raises capital or acquires businesses by incurring indebtedness, then the Company will become subject to the risks associated with indebtedness, including interest rate fluctuations and any financial or other covenants that the Company’s lender may require. Moreover, if the Company’s strategy to increase its sales and marketing resources in order to grow revenues does not produce the desired result, then the Company will have incurred significant expenses for which it may or may not have obtained adequate funding to cover.

     The Company has a history of losses and may not be profitable in the future.

      The Company has a history of net losses, including net losses of $18.3 million for the 2003 fiscal year, $2.7 million for the 2002 fiscal year and $147.6 million for the 2001 fiscal year. As of December 31, 2003, the Company had an accumulated deficit of $273.1 million. Further, developing the Company’s business strategy and expanding the Company’s services will require significant additional capital and other expenditures. Accordingly, if the Company is not able to increase its revenue, then it may never generate sufficient revenues to achieve or sustain profitability.

A decline in the price of the Common Stock could result in the delisting of the Common Stock from the Nasdaq SmallCap Market.

      The Common Stock is currently listed on the Nasdaq SmallCap Market. The Company must satisfy certain minimum listing maintenance requirements to maintain such quotation, including a series of financial tests relating to net tangible assets, public float, number of market makers and shareholders, market capitalization, and maintaining a minimum bid price of $1.00 per share for the Common Stock. In the past, the Company has had difficulty maintaining the minimum bid price for the Common Stock.

      Prior to September 13, 2002, the Common Stock was listed on the Nasdaq National Market. On June 6, 2002, Nasdaq notified the Company that the bid price of the Common Stock had closed at less than $1.00 per share over the previous 30 consecutive trading days, and, as a result, the Company did not comply with the minimum bid price continued listing requirement of the Nasdaq National Market. The Company was unable to regain compliance with the minimum bid price requirement of the Nasdaq National Market, and on September 13, 2002, the Company transferred the Common Stock to the Nasdaq SmallCap Market. In June 2003, the Company regained compliance with the $1.00 minimum bid price requirement of the Nasdaq SmallCap Market.

      If the bid price of the Common Stock were to remain below $1.00 per share for 30 consecutive trading days, or if the Company was unable to continue to meet the Nasdaq Small Cap Market’s other listing standards, then Nasdaq would notify the Company that the Common Stock could be delisted from the Nasdaq SmallCap Market. If the Common Stock is delisted from the Nasdaq SmallCap Market, then the Common Stock may trade on the Over-the-Counter-Bulletin Board, which is viewed by most investors as a less desirable and less liquid market place. Delisting from the Nasdaq SmallCap Market could make trading the Common Stock more difficult for the Company’s investors, leading to declines in share price. Delisting of the Common Stock would also make it more difficult and expensive for the Company to raise additional capital. Furthermore, delisting of the Common Stock is an event of default under the Company’s credit facility with Silicon Valley Bank, its outstanding convertible debentures and, through certain cross default provisions, the Loan and Security Agreement the Company entered into with Clarent Corporation in connection with the Company’s acquisition of substantially all of the business assets, and certain related liabilities, of Clarent Corporation on February 12, 2003.

The Company’s growth could be limited if it is unable to attract and retain qualified personnel.

      The Company announced plans in February 2004 to significantly and quickly increase sales and marketing personnel in order to grow revenue. The Company believes that its success depends largely on its ability to attract and retain highly skilled and qualified technical, managerial and marketing personnel. Competition for highly skilled engineering, sales, marketing and support personnel is intense because there is a limited number of people available with the necessary technical skills and an understanding of the markets which the Company serves. Workforce reductions by the Company during 2001, 2002 and 2003 may adversely affect the Company’s ability to retain its current employees and recruit new employees. The inability to hire or retain qualified personnel could hinder the Company’s ability to implement its business strategy and harm its business.

The Company is exposed to the general condition of the telecommunications market.

      The Company’s business is subject to global economic conditions, and in particular, market conditions in the telecommunications industry. The Company’s operations could be adversely affected if declines in capital spending from telecommunications service providers continue. If global economic conditions worsen, or if the prolonged slowdown in the telecommunications industry continues, then the Company may experience adverse operating results.

The Company’s need to invest in research and development could harm the Company’s operating results.

      The Company’s industry is characterized by the need for continued investment in research and development. If the Company fails to invest sufficiently in research and development, then the Company’s products could become less attractive to potential customers, which could have a material adverse effect on the Company’s results of operations and financial condition. As a result of the Company’s need to maintain or increase its spending levels in this area, the Company’s operating results could be materially harmed if the Company’s net sales fall below expectations. In addition, as a result of the need for research and development and technological innovation, the Company’s operating costs may increase in the future.

The market for converged communications solutions is still in its infancy and rapidly evolving. If this market does not develop and grow as expected, then it could have a material adverse effect on the Company’s business.

      While the Company believes there is a significant growth opportunity in providing converged communications solutions to its customers, there can be no assurances that this technology will be widely accepted or that a viable market for the Company’s products will fully develop or be sustainable. If this market does not develop, or develops more slowly than expected, then the Company may not be able to sell its products in significant volume, or at all. Due to the intense competition in this market and the recent introduction of this technology, there can be no assurance that the Company will succeed in this evolving marketplace.

Intellectual property infringement claims against the Company, even without merit, could require the Company to enter into costly licenses or deprive the Company of the technology it needs.

      The Company’s industry is technology intensive. As the number of competitors in the Company’s target markets increases and the functionality of the products produced by such competitors further overlaps, third parties may claim that the technology the Company develops or licenses infringes their proprietary rights. Any claims against the Company or any of its subsidiaries may affect the Company’s business, results of operations and financial conditions. Any infringement claims, even those without merit, could require the Company to pay damages or settlement amounts or could require the Company to develop non-infringing technology or enter into costly royalty or licensing agreements to avoid service implementation delays. Any litigation or potential litigation could result in product delays, increased costs or both. In addition, the cost of litigation and the resulting distraction of the Company’s management resources could have a material adverse effect on the Company’s results of operations and financial condition. If successful, a claim of product infringement could deprive the Company of the technology it needs altogether.

Failure to protect the Company’s intellectual property rights could have a material adverse effect on the Company’s business.

      The Company’s success depends in part upon the protection of the Company’s proprietary application software and hardware products. The Company has taken steps that it believes are adequate to establish, protect and enforce its intellectual property rights. The Company cannot assure you that these efforts will be adequate. Despite the Company’s efforts to protect the Company’s proprietary rights, unauthorized parties may attempt to copy or otherwise obtain rights to use the Company’s products or technology.

      The Company has pending several patent applications related to its VoIP products, system architecture for Internet telephone, interaction of VoIP calls and cellular networks, real time addition of devices to subscriber accounting, and system and method applications for electronic transaction settlement and dynamic changes error correction. There can be no assurance that these patents will be issued. Even if these patents are issued, the limited legal protection afforded by patent, trademark, trade secret and copyright laws may not be sufficient to protect the Company’s proprietary rights to the intellectual property covered by these patents.

      Furthermore, the laws of many foreign countries in which the Company does business do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Although the Company has implemented and will continue to implement protective measures in those countries, these efforts may also not be successful. Additionally, even if the Company’s domestic and international efforts are successful, the Company’s competitors may independently develop non-infringing technologies that are substantially similar or superior to the Company’s technologies.

If the Company’s products contain defects, then the Company’s sales are likely to suffer, and the Company may be exposed to legal claims.

      The Company’s business strategy calls for the development of new products and product enhancements which may from time to time contain defects or result in failures that the Company did not detect or anticipate when introducing such products or enhancements to the market. In addition, the markets in which the Company’s products are used are characterized by a wide variety of standard and non-standard configurations and by errors, failures and bugs in third-party platforms that can impede proper operation of the Company’s products. Despite product testing by the Company, defects may still be discovered in some new products or enhancements after the products or enhancements are delivered to customers. The occurrence of these defects could result in product returns, adverse publicity, loss of or delays in market acceptance of the Company’s products, delays or cessation of service to the Company’s customers or legal claims by customers against the Company.

      To the extent that contractual provisions that limit the Company’s exposure to legal claims are unenforceable or such claims are not covered by insurance, a successful products liability claim could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company may be obligated to indemnify customers who purchase or lease equipment from the Company against claims of patent infringement.

      In the course of the Company’s business, the Company may sell or lease certain equipment to its customers, and in connection with such sale or lease, may agree to indemnify these customers from claims made against them by third parties for patent infringement related to such equipment. If the Company is required to make any payments in respect of these indemnification obligations, then it could have a material adverse effect on its business, results of operations and financial condition.

The new softswitch and VoIP routers which the Company intends to offer may not achieve acceptance in the marketplace.

      As a result of the Company’s acquisition of substantially all of the operating assets of Clarent Corporation in February 2003, the Company now offers products which it could not offer previously, including Class 5 softswitch products and Enterprise VoIP routers. The markets for these products are relatively new, unpredictable and evolving rapidly. Lack of acceptance in the marketplace for these new products could have a material adverse effect on the Company’s business, results of operations and financial condition.

Sales to customers based outside the United States have recently accounted for a significant portion of the Company’s revenues, which exposes the Company to risks inherent in international operations.

      International sales represented 35% of the Company’s revenues for the year ended December 31, 2003. Furthermore, the Company expects sales to international markets to increase as a percentage of revenues in the future. International sales are subject to a number of risks, including changes in foreign government regulations, laws, and communications standards; export license requirements; currency fluctuations, tariffs and taxes; other trade barriers; difficulty in collecting accounts receivable; longer accounts receivable collection cycles; difficulty in managing across disparate geographic areas; difficulties in hiring qualified local personnel; difficulties associated with enforcing agreements and collecting receivables through foreign legal systems; expenses associated with localizing products for foreign markets; and political and economic instability, including disruptions of cash flow and normal business operations that may result from terrorist attacks or armed conflict.

      If the relative value of the U.S. dollar in comparison to the currency of the Company’s foreign customers should increase, then the resulting effective price increase of the Company’s products to these foreign customers could result in decreased sales. In addition, to the extent that general economic downturns impact the Company’s customers, the ability of these customers to purchase the Company’s products could be adversely affected. Payment cycles for international customers are typically longer than those for customers in the United States. The foreign markets for the Company’s products may develop more slowly than currently anticipated. Also, the Company’s ability to expand the sale of certain of its products internationally is limited by the necessity of obtaining regulatory approval in new countries. The Company anticipates that its non-Canadian, foreign sales will generally be invoiced in U.S. dollars, and does not currently plan to engage in foreign currency hedging transactions. As the Company expands its international operations, however, it may allow payment in foreign currencies, and exposure to losses in foreign currency transactions may increase. The Company may choose to limit any currency exposure through the purchase of forward foreign exchange contracts or other hedging strategies. The Company’s future currency hedging strategies may not be successful.

The Company may become subject to certain patent infringement claims with respect to certain assets and technology the Company purchased from Clarent Corporation.

      In February 2003, the Company purchased from Clarent Corporation certain assets and technology, including a certain product, a component of which has been the subject of patent infringement claims made against Clarent Corporation. If such patent infringement claims are made against the Company in the future, even if such claims do not have merit, then the Company could be required to pay damages or settlement amounts or could be required to develop non-infringing technology or enter into costly royalty or licensing agreements. Any litigation could result in increased product costs, service delays or both. If successful, a claim of product infringement could deprive the Company of the assets and technology related to this product.

The Company’s dependence on contract manufacturers and suppliers could result in product delivery delays.

      The Company currently uses contract manufacturers to manufacture a significant portion of its products. The Company’s reliance on contract manufacturers involves a number of risks, including the absence of adequate capacity, the unavailability of, or interruptions in access to necessary manufacturing processes and reduced control over delivery schedules. If the Company’s manufacturers are unable or unwilling to continue manufacturing the Company’s products and components in required volumes, then the Company will have to identify one or more acceptable alternative manufacturers. Furthermore, the use of new manufacturers may cause significant interruptions in supply if the new manufacturers have difficulty manufacturing products to the Company’s specifications. Further, the introduction of new manufacturers may increase the variance in the quality of the Company’s products. In addition, the Company relies upon third-party suppliers of specialty components and intellectual property used in its products. It is possible that a component needed to complete the manufacture of the Company’s products may not be available at acceptable prices or on a timely basis, if at all. Inadequate supplies of components, or the loss of intellectual property rights, could affect the Company’s ability to deliver products to its customers. Any significant interruption in the supply of the Company’s products would result in the reduction of product sales to customers, which in turn could permanently harm the Company’s reputation in the industry.

The Company may be subject to litigation.

      The Company may be subject to claims involving how the Company conducts its business or the market for or issuance of the Common Stock or other securities. Any such claims against the Company may affect its business, results of operations and financial conditions. Such claims, including those without merit, could require the Company to pay damages or settlement amounts and would require a substantial amount of time and attention from the Company’s senior management as well as considerable legal expenses. Although the Company does not anticipate that its activities would warrant such claims, there can be no assurances that such claims will not be made.

The Company may be unable to successfully integrate its operations with the operations of MCK.

      The Company’s acquisition of MCK in September 2003 by means of a merger involves the integration of two companies that have previously operated independently. The challenges of combining the companies’ operations include integrating personnel with diverse business backgrounds, combining different corporate cultures and managing a geographically dispersed organization. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, results of operations and financial condition of the combined company.

The Company derives a substantial amount of its revenues from channel distribution partners and such revenues may decline significantly if any major partner cancels or delays a purchase of its products.

      The Company uses an indirect sales model to derive a substantial portion of its revenue. Failure to generate revenue as expected from this channel could have a material adverse effect on the Company’s results of operations and financial condition.

      No channel partner or distributor is obligated to purchase additional products or services from the Company. Accordingly, present and future partners may terminate their purchasing arrangements with the Company or significantly reduce or delay their orders. Any termination, change, reduction or delay in orders could have a material adverse effect on the Company’s results of operations and financial condition. In addition, the Company currently has varying distribution, marketing and development arrangements with its partners. There is no assurance that the Company will continue to enjoy the support and cooperation that it has historically experienced from these parties or their associated distribution channels. Also, there is no certainty that these parties will continue to offer the Company’s products in their sales portfolio. It is possible that these vendors may seek to offer broader product lines and solutions that are competitive with the Company’s products. In addition, they may change their distribution models which could negatively impact revenues of the Company. Furthermore, the Company must correctly anticipate the price, performance and functionality requirements of these partners and must successfully develop products that meet end user requirements and make these products available on a timely basis and in sufficient quantities in order to sustain and grow its business.

The Company’s inability to develop and maintain relationships with key technology suppliers could harm its ability to sustain and grow its business.

      The success of the Company depends to a significant degree upon its continued relationships with leading technology suppliers. The standards for telephony equipment and data networks are evolving, and the Company’s products may not be compatible with new technology standards that may emerge. If the Company is unable to provide its customers with interoperable solutions, then they may make purchases from vendors who provide the requisite product interoperability. This could have a material adverse effect on the Company’s results of operations and financial condition.

Market Risk

      The Company is exposed to various market risks, including changes in interest rates and foreign currency exchange rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes. The Company has also not entered into financial instruments to manage and reduce the impact of changes in interest rates and foreign currency exchange rates although the Company may enter into such transactions in the future.

Interest Rate Risks

      The Company’s notes payable and convertible subordinated debentures at December 31, 2003, carry interest rates which are fixed. The Company’s line of credit with Silicon Valley Bank carries interest rates which vary with the prime rate. Accordingly, if the Company has any indebtedness outstanding under its line of credit with Silicon Valley Bank, then any increases in Silicon Valley Bank’s prime rate will reduce the Company’s earnings. At December 31, 2003, the Company did not have any indebtedness outstanding under its line of credit with Silicon Valley Bank.

Foreign Currency Risks

      Products sold outside of the United States of America are transacted in U.S. dollars and, therefore, the Company is not exposed to foreign currency exchange risk. Transactions with Clarent Canada, Ltd. present foreign currency exchange risk. The principal transactions are personnel and related costs. The intercompany balance is denominated in U.S. dollars and changes in foreign currency rates would result in foreign currency gains and losses. Using the intercompany balance at December 31, 2003, a 10% strengthening of the U.S. dollar against the Canadian dollar would result in a foreign currency transaction loss of approximately $3,000. To date, foreign exchange gains and losses have not been significant.